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Filed pursuant to General Instruction II.K. of Form F-9
File No. 333-177789

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2013

PRELIMINARY PROSPECTUS SUPPLEMENT
(To Prospectus dated November 14, 2011)

TransCanada PipeLines Limited

U.S.$                            % Senior Notes Due 2023

U.S.$                            % Senior Notes Due 2043

Interest payable                        and
Issue price for notes due 2023:                %

Issue price for notes due 2043:                %

          The notes due 2023 will mature on October     , 2023 and the notes due 2043 will mature on October     , 2043 (together the "notes"). Interest will accrue on all notes from October     , 2013. We may redeem some or all of the notes at any time at the redemption prices described under "Description of the Notes—Optional Redemption" in this prospectus supplement. The effective yield on the notes if held to maturity will be    %, in the case of the notes due 2023, and                %, in the case of the notes due 2043. The notes will be issued in United States dollars.

          Investing in the notes involves risk. See "Risk Factors" on page S-8 of this prospectus supplement and page 24 of the accompanying prospectus.

          Under applicable Canadian securities legislation, we may be considered to be a connected issuer of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, each of which is a subsidiary or affiliate of one of our lenders to which we are currently indebted. See "Underwriting" in this prospectus supplement.

          We are permitted, as a Canadian issuer under a multijurisdictional disclosure system adopted by the United States ("U.S."), to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S. For periods beginning on or after January 1, 2012, our financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which is referred to as "U.S. GAAP". Comparative figures for periods prior to January 1, 2012, which were previously prepared in accordance with generally accepted accounting principles in Canada, have been adjusted as necessary to be compliant with our accounting policies under U.S. GAAP.

          Owning the notes may have tax consequences for you both in the U.S. and Canada. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully. You should read the tax discussion under "Certain Income Tax Considerations" in this prospectus supplement.

          Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are incorporated or organized under the laws of Canada, some or all of our officers and directors may be residents of Canada, some or all of the experts named in this prospectus supplement or the accompanying prospectus may be residents of Canada and a substantial portion of our assets and all or a substantial portion of the assets of those officers, directors and experts may be located outside of the U.S.

          Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Commission	Proceeds
Per Note due 2023%		%	%
Total	U.S.$	U.S.$	U.S.$
Per Note due 2043%		%	%
Total	U.S.$	U.S.$	U.S.$

          The public offering prices set forth above do not include accrued interest, if any.

          There is no market through which these notes may be sold and purchasers may not be able to resell notes purchased under the prospectus supplement and the accompanying prospectus. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See "Risk Factors" in this prospectus supplement and the accompanying prospectus.

          The underwriters, as principals, conditionally offer these notes, subject to prior sale, if, as and when issued by us and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under "Underwriting" in this prospectus supplement.

          In connection with the offering, in order to facilitate the offering of the notes, the underwriters are permitted to engage in transactions that stabilize, maintain or otherwise affect the market price of the notes. The underwriters are not required to engage in these activities and may end any of these activities at any time. After the initial public offering of the notes, the public offering prices may be changed. Thus, the prices paid for notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be either increased or decreased by the amount that the aggregate price paid by purchasers of the notes differs from the gross proceeds paid to us by the underwriters. See "Underwriting".

          We expect to deliver the notes to investors through the book-entry delivery system of The Depository Trust Company and its direct and indirect participants, including Euroclear Bank N.V./S.A. and Clearstream Banking, société anonyme, Luxembourg, against payment in New York, New York on or about October             , 2013.

Joint Book-Running Managers

Deutsche Bank Securities	J.P. Morgan

The date of this prospectus supplement is October                        , 2013.

 Prospectus

Forward-Looking Information	4
Documents Incorporated by Reference	5
About this Prospectus	7
Where to Find More Information	7
The Corporation	8
Recent Developments	8
Consolidated Capitalization	9
Use of Proceeds	9
Earnings Coverage	9
Description of Debt Securities	10
Plan of Distribution	22
Trading Price and Volume	23
Enforceability of Civil Liabilities	24
Certain Income Tax Considerations	24
Risk Factors	24
Legal Matters	26
Experts	26
Interest of Experts	26
Documents Filed as Part of the Registration Statement	26

 IMPORTANT NOTICE ABOUT INFORMATION IN THIS
PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS

        This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes we are offering. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the notes we are offering. The accompanying base shelf prospectus, dated November 14, 2011, is referred to as the "prospectus" in this prospectus supplement. Except on the cover page and in the "Description of the Notes," and unless the context otherwise requires, all references in this prospectus supplement to "we", "us", "our", or the "Corporation" refer to TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

        If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained in this prospectus supplement, the accompanying prospectus or incorporated by reference therein and any term sheets we authorize and use in connection with the offering of the notes. We have not, and the underwriters have not, authorized any person to provide you with different information. If any person other than us provides you with different or inconsistent information you should not rely on it. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference therein is accurate only as of their respective dates. Our business, properties, financial condition, results of operations and prospects may have changed since those dates.

 EXCHANGE RATE DATA

        We publish our consolidated financial statements in Canadian dollars. In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars and references to "Cdn.$" or "$" are to Canadian dollars and references to "U.S.$" are to U.S. dollars.

        The following table sets forth certain exchange rates based on the noon rate as reported by the Bank of Canada. Such rates are set forth as U.S. dollars per Cdn.$1.00 and are the inverse of noon rates quoted by the Bank of Canada for Canadian dollars per U.S.$1.00. On October 1, 2013, the inverse of the noon rate reported by the Bank of Canada was U.S.$0.9678 per Cdn.$1.00.

	Six Months Ended June 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
High	1.0164	1.0197	1.0299	1.0583	1.0054
Low	0.9495	0.9599	0.9599	0.9430	0.9278
Average (1)	0.9844	0.9943	1.0004	1.0111	0.9709
Period end	0.9513	0.9813	1.0051	0.9833	1.0054

(1)
The average of the exchange rates on the last day of each month during the applicable period.

 FORWARD-LOOKING INFORMATION

        This prospectus supplement and the prospectus and the documents incorporated by reference therein include "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"). The words "anticipate", "expect", "believe", "may", "will", "should", "estimate", "project", "outlook", "forecast", "intend", "target", "plan" or other similar words are used to identify such forward-looking information. Forward-looking information in this prospectus supplement, in the prospectus and in the documents incorporated by reference therein is intended to provide potential investors with information regarding us, including management's assessment of our future plans and financial outlook. Forward-looking information in this prospectus supplement includes statements under the headings "Recent Developments", "Use of Proceeds" and "Underwriting". Forward-looking information in the prospectus and the documents incorporated by reference therein may include, but is not limited to, statements regarding:

  •
  anticipated business prospects;

  •
  our financial and operational performance, including the performance of our subsidiaries;

  •
  expectations or projections about strategies and goals for growth and expansion;

  •
  expected cash flows and future financing options available to us;

  •
  expected costs for planned projects, including projects under construction and in development;

  •
  expected schedules for planned projects (including anticipated construction and completion dates);

  •
  expected regulatory processes and outcomes;

  •
  expected impact of regulatory outcomes;

  •
  expected outcomes with respect to legal proceedings, including arbitration;

  •
  expected capital expenditures and contractual obligations;

  •
  expected operating and financial results;

  •
  the expected impact of future commitments and contingent liabilities; and

  •
  expected industry, market and economic conditions.

        This forward-looking information reflects our beliefs and assumptions based on information available at the time the information was stated and as such is not a guarantee of future performance. By its nature, forward-looking information is subject to various assumptions, risks and uncertainties which could cause our actual results and achievements to differ materially from the anticipated results or expectations expressed or implied in such statements.

        Key assumptions on which our forward-looking information is based include, but are not limited to, assumptions about:

  •
  inflation rates, commodity prices and capacity prices;

  •
  timing of financings and hedging;

  •
  regulatory decisions and outcomes;

  •
  foreign exchange rates;

  •
  interest rates;

  •
  tax rates;

  •
  planned and unplanned outages and the use of our pipeline and energy assets;

  •
  integrity and reliability of our assets;

  •
  access to capital markets;

  •
  anticipated construction costs, schedules and completion dates; and

  •
  acquisitions and divestitures.

        The risks and uncertainties that could cause actual results or events to differ materially from current expectations include, but are not limited to:

  •
  our ability to successfully implement our strategic initiatives;

  •
  whether our strategic initiatives will yield the expected benefits;

  •
  the operating performance of our pipeline and energy assets;

  •
  amount of capacity sold and rates achieved in our pipeline business;

  •
  the availability and price of energy commodities;

  •
  amount of capacity payments and revenues we receive from our energy businesses;

  •
  regulatory decisions and outcomes;

  •
  outcomes of legal proceedings, including arbitration;

  •
  performance of our counterparties;

  •
  changes in the political environment;

  •
  changes in environmental and other laws and regulations;

  •
  competitive factors in the pipeline and energy sectors;

  •
  construction and completion of capital projects;

  •
  labour, equipment and material costs;

  •
  access to capital markets;

  •
  interest and foreign exchange rates;

  •
  weather;

  •
  cybersecurity;

  •
  technological developments; and

  •
  economic conditions in North America as well as globally.

        Additional information on these and other factors is discussed in the prospectus and the documents incorporated by reference therein including under "Risk Factors" in the Annual Information Form (as defined herein), under "Financial Risks and Financial Instruments" in the Interim MD&A (as defined herein) and in the 2012 MD&A (as defined herein) under the headings "Natural Gas Pipelines—Business Risks", "Oil Pipelines—Business Risks", "Energy—Business Risks" and "Other Information—Risks and Risk Management", as may be modified or superseded by documents incorporated or deemed to be incorporated by reference in the prospectus.

        Readers are cautioned against placing undue reliance on forward-looking information, which is given as of the date it is expressed in this prospectus supplement or otherwise, and not to use future oriented information or financial outlooks for anything other than their intended purpose. We undertake no obligation to publicly update or revise any forward-looking information in this prospectus supplement or otherwise, whether as a result of new information, future events or otherwise, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC, under the Securities Act, a registration statement on Form F-9 and an amendment thereto relating to the notes. This prospectus supplement and the prospectus, which constitute a part of the registration statement, do not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the prospectus about the contents of any contract, agreement or other document referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

        We file annual and quarterly financial information, material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the U.S., documents and other information that we file with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the U.S. Prospective investors may read and download any public document that we have filed with the Alberta Securities Commission on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com. Prospective investors may read and copy any document we have filed with the SEC at the SEC's public reference room in Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents we have filed on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

        This prospectus supplement is deemed, as of the date hereof, to be incorporated by reference into the prospectus only for the purposes of the offering of the notes offered hereunder. Other documents are also incorporated or deemed to be incorporated by reference into the prospectus and reference should be made to the prospectus for full details.

        The following documents, which were filed by us with the Alberta Securities Commission and with the SEC, are incorporated by reference into the prospectus:

  (a)
  audited comparative consolidated financial statements as at December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012, the notes thereto, and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2012 (the "2012 MD&A");

  (c)
  annual information form for the year ended December 31, 2012 dated February 11, 2013 (the "Annual Information Form");

  (d)
  unaudited interim comparative consolidated financial statements as at June 30, 2013 and for the three and six month periods ended June 30, 2013 and 2012, and the notes thereto; and

  (e)
  management's discussion and analysis of financial condition and results of operations as at and for the three and six month periods ended June 30, 2013 and 2012 (the "Interim MD&A" and together with the 2012 MD&A, the "MD&A").

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all prospectus supplements disclosing additional or updated information subsequently filed by us with the Alberta Securities Commission after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder shall be deemed to be incorporated by reference into the prospectus. These documents will be available through the internet on SEDAR, which can be accessed at www.sedar.com. In addition, any similar documents filed by us with the SEC in our periodic reports on Form 6-K or annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act, in each case after the date of this prospectus supplement and prior to the termination of the offering of notes hereunder, shall be deemed to be incorporated by reference into the registration statement of which this prospectus supplement forms a part, if and to the extent expressly provided in such reports. Our periodic reports on Form 6-K and our annual reports on Form 40-F are available on EDGAR at www.sec.gov.

        Any statement contained in the prospectus, this prospectus supplement or in a document incorporated or deemed to be incorporated by reference in the prospectus shall be deemed to be modified or superseded, for the purposes of the prospectus and this prospectus supplement, to the extent that a statement contained in the prospectus, herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in the prospectus modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of the prospectus or this prospectus supplement, except as so modified or superseded.

 RISK FACTORS

        Before making an investment decision, investors should carefully consider the risks and uncertainties described under the heading "Risk Factors" in the accompanying prospectus and in our Annual Information Form and MD&A incorporated by reference in the prospectus. These risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations or an investment in the notes. If any such risks actually occur, an investment in the notes or our business, financial condition and operating results could be materially harmed.

 TRANSCANADA PIPELINES LIMITED

        We operate primarily in three business segments: Natural Gas Pipelines, Oil Pipelines and Energy. The Natural Gas Pipelines segment is principally comprised of our natural gas pipelines in Canada, the U.S. and Mexico and our regulated natural gas storage business in the U.S. The Oil Pipelines segment consists of a wholly owned and operated crude oil pipeline extending from Hardisty, Alberta to markets in the U.S. The Energy segment includes our power operations in Canada and the U.S. and non-regulated natural gas storage business in Canada.

        Our principal subsidiaries as of December 31, 2012 are indicated in the diagram under the heading "TransCanada PipeLines Limited—Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of the Corporation are owned by TransCanada Corporation, our parent holding company. The Corporation's head and registered office are located at 450 – 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

Recent Developments

    Energy East Pipeline Project

        On August 1, 2013, TransCanada Corporation announced it is moving forward with the 1.1 million barrel per day ("bbl/d") Energy East Pipeline project as it received approximately 900,000 bbl/d of firm, long-term contracts in its open season to transport crude oil from Western Canada to Eastern refineries and export terminals. The project is estimated to cost approximately $12 billion, excluding the transfer value of Canadian Mainline natural gas assets, and, subject to regulatory approvals, is anticipated to be in service by late-2017 for deliveries in Québec and 2018 for deliveries in New Brunswick.

    North Montney Extension

        On August 6, 2013, TransCanada Corporation announced that NOVA Gas Transmission Ltd. ("NGTL"), a wholly-owned subsidiary of the Corporation, had signed agreements with Progress Energy Canada Ltd. for approximately two billion cubic feet per day of firm gas transportation services to underpin the development of an approximate $1.5 billion major pipeline extension of the NGTL System ("North Montney Mainline"). The proposed North Montney Mainline will be a large diameter extension from the existing Groundbirch Mainline section of the NGTL System in northeast British Columbia ("B.C."), consisting of two sections totalling approximately 305 kilometres (189 miles) in length, and will include associated metering facilities, valve sites and possible compression facilities. The project will also include an interconnection with the Corporation's proposed Prince Rupert Gas Transmission project to provide natural gas supply to the proposed Pacific NorthWest LNG export facility near Prince Rupert, B.C. Construction of the North Montney Mainline is subject to regulatory approvals and other project requirements.

    NGTL Settlement

        On August 12, 2013, TransCanada Corporation announced that NGTL reached a settlement with shippers and other interested parties regarding the NGTL System annual revenue requirement for the years 2013 and 2014. NGTL has filed an application with the National Energy Board ("NEB") for approval of the settlement and final 2013 rates, as well as changes to existing interim rates to reflect the settlement, to be effective September 1, 2013, pending adjudication of the application. On August 23, 2013, the NEB approved the applied-for change in interim tolls.

    Redemption of Series U Preferred Shares

        On September 13, 2013, TransCanada Corporation announced that TCPL authorized the redemption of all of TCPL's four million outstanding 5.60 per cent Cumulative Redeemable First Preferred Shares Series U ("Series U Shares") on October 15, 2013. The Series U Shares will be redeemed at a price of $50 per share plus $0.5907 representing accrued and unpaid dividends to such redemption date. The total face value of the outstanding Series U Shares is $200 million and they carry an aggregate of $11.2 million in annualized dividends.

    Settlement on Natural Gas Service with LDCs in Eastern Canada

        On September 13, 2013, TransCanada Corporation announced that TCPL reached a settlement with local natural gas distribution companies ("LDCs") in Ontario and Québec in connection with the access to Dawn and Niagara supplies and long-term tolls. The agreement reached with local LDCs will allow for the development of new capacity through the Parkway to Maple transportation corridor near Toronto and provides resolution to outstanding disputes between the Corporation and the LDCs relating to tolls and services in the region. As part of the settlement, TCPL is committed to providing natural gas pipeline capacity to meet all current and future needs of Eastern gas consumers.

        Details of the settlement are currently being developed and the settlement must receive approval from the NEB before being placed into effect in January, 2015. The Corporation expects to file the necessary regulatory applications by the end of 2013.

Consolidated Capitalization

        Other than the issuance of (i) U.S. $500 million principal amount of floating rate senior notes due 2016 (the "Floating Rate Notes") on July 3, 2013, and (ii) $300 million principal amount of 4.55% medium term notes due 2041 and $450 million principal amount of 3.69% medium term notes due 2023 on July 19, 2013 (collectively, the "July 2013 MTNs") there have been no material changes in our share and loan capital on a consolidated basis since June 30, 2013.

Enforcement of Judgments Obtained in Canada Against U.S. Directors

        Each of Paula R. Reynolds, John Richels, Mary Pat Salomone and W. Thomas Stephens, who are directors of the Corporation, reside outside of Canada and have appointed the Corporation, having its registered office and principal executive office at 450 – 1st Street S.W., Calgary, Alberta, Canada T2T 5H1, as agent for service of process in Canada.

        Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

 SELECTED CONSOLIDATED FINANCIAL DATA

        The following tables set forth selected consolidated financial data as at the dates or for the periods indicated. For periods beginning on or after January 1, 2012, our financial statements have been prepared in accordance with U.S. GAAP. Comparative figures, which were previously presented in accordance with Canadian GAAP, have been adjusted as necessary to be compliant with our accounting policies under U.S. GAAP. The financial data should be read in conjunction with our consolidated financial statements and the related notes and MD&A included in the documents described under "Documents Incorporated by Reference" in this prospectus supplement. Historical results are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30		Year Ended December 31
	2013	2012	2012	2011
	(unaudited)		(audited)
	(millions of dollars)
Consolidated Statement of Income Data:
Revenues	$4,261	$3,792	$8,007	$7,839
Income from equity investments	246	125	257	415
Operating and other expenses
Plant operating costs and other	1,289	1,219	2,577	2,358
Commodity purchases resold	659	421	1,049	991
Property taxes	215	215	434	410
Depreciation and amortization	723	690	1,375	1,328

	2,886	2,545	5,435	5,087

Financial charges	518	456	912	989

Income before income taxes	1,103	916	1,917	2,178
Income taxes expense	210	211	461	546

Net income	893	705	1,456	1,632
Net income attributable to non-controlling interests	43	50	96	107

Net income attributable to controlling interests	850	655	1,360	1,525
Preferred share dividends	11	11	22	22

Net income attributable to common shares	$839	$644	$1,338	$1,503

	Six Months Ended June 30		Year Ended December 31
	2013	2012	2012	2011
	(unaudited)		(audited)
	(millions of dollars)
Consolidated Statement of Cash Flows Data:
Funds generated from operations (1)	$1,861	$1,588	$3,259	$3,360
(Increase)/decrease in operating working capital	(335)	(143)	287	207

Net cash provided by operations	$1,526	$1,445	$3,546	$3,567

Net cash used in investing activities	$(2,328)	$(1,232)	$(3,256)	$(3,054)

Dividends on common and preferred shares	$646	$617	$1,248	$1,185

(1)
We use the measure "funds generated from operations". This measure does not have any standardized meaning in U.S. GAAP and is therefore considered to be a non-U.S. GAAP measure.

  This measure is unlikely to be comparable to similar measures presented by other entities. This measure has been used to provide potential investors with additional information on our liquidity and our ability to generate funds to finance our operations. Funds generated from operations are comprised of net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the MD&A incorporated by reference in the prospectus.

	As At June 30,	As At December 31,
	2013	2012	2011
	(unaudited)	(audited)
	(millions of dollars)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$640	$537	$629
Total assets
Natural Gas Pipelines	24,322	23,210	23,161
Oil Pipelines	11,667	10,485	9,440
Energy	13,400	13,157	13,269
Corporate	2,370	2,483	2,196

	$51,759	$49,335	$48,066

Notes payable	$2,900	$2,275	$1,863
Current portion of long-term debt	1,477	894	935
Long-term debt	18,222	18,019	17,724
Junior subordinated notes	1,050	994	1,016
Preferred shares	389	389	389
Common shareholder's equity	18,723	17,915	17,543

USE OF PROCEEDS

          We estimate that the net proceeds of the offering of the notes, after deducting estimated expenses of the offering and the underwriting commissions, will be approximately U.S.$                        . We intend to use the net proceeds of this offering for general corporate purposes and to reduce short term indebtedness of the Corporation and its affiliates, which short term indebtedness was used to fund the Corporation's capital program and for general corporate purposes. The Corporation may invest funds that it does not immediately require in short-term marketable debt instruments.

 EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the respective 12-month periods ended December 31, 2012 and June 30, 2013 and are based on audited financial information in the case of the 12-month period ended December 31, 2012 and unaudited financial information in the case of the 12-month period ended June 30, 2013. The following financial ratios give pro forma effect to the issuance of the notes pursuant to this prospectus supplement and the intended use of proceeds therefrom and the issuances of the July 2013 MTNs and the Floating Rate Notes (assuming a constant rate of interest for the Floating Rate Notes for the applicable periods based on the rate of interest applicable to such Floating Rate Notes on the date hereof). The financial ratios for the 12-month period ended December 31, 2012 also give pro forma effect to the issuance by TCPL of U.S. $750 million 0.750% principal amount of senior notes due 2016 on January 15, 2013 (the "January 2013 Notes"). Adjustments for other normal course issuances and repayments of long-term debt subsequent to June 30, 2013 and December 31, 2012, as applicable, would not materially affect the ratios and, as a result, have not been made. The financial ratios for the 12-month periods ended December 31, 2012 and June 30, 2013 have been calculated based on information within our financial statements for the related periods.

	December 31, 2012	June 30, 2013
Earnings coverage on long-term debt and current liabilities	times	times
Earnings coverage on long-term debt, current liabilities and first preferred shares	times (1)	times (2)

(1)
Gives effect to the dividends declared on the Corporation's outstanding cumulative first preferred shares, without par value (series U and series Y) (collectively, the "First Preferred Shares"), in the aggregate amount of $30 million for the 12-months ended December 31, 2012.

(2)
Gives effect to the dividends declared on the Corporation's outstanding First Preferred Shares, in the aggregate amount of $29 million for the 12-months ended June 30, 2013.

        The Corporation's interest expense requirements for: (i) the 12-month period ended December 31, 2012 after giving pro forma effect to the issuance of the notes pursuant to this prospectus supplement and the intended use of proceeds therefrom and, the issuances of the July 2013 MTNs, the Floating Rate Notes (assuming a constant rate of interest for the Floating Rate Notes for the applicable periods based on the rate of interest applicable to such Floating Rate Notes on the date hereof) and the January 2013 Notes amounted to approximately $                         billion including dividends declared on its issued and outstanding First Preferred Shares and $                         billion excluding dividends declared on its issued and outstanding First Preferred Shares; and (ii) the 12-month period ended June 30, 2013 after giving pro forma effect to the issuance of the notes pursuant to this prospectus supplement and the intended use of proceeds therefrom and, the issuances of the July 2013 MTNs and the Floating Rate Notes (assuming a constant rate of interest for the Floating Rate Notes for the applicable periods based on the rate of interest applicable to such Floating Rate Notes on the date hereof) amounted to approximately $                         billion including dividends declared on its issued and outstanding First Preferred Shares and $                         billion excluding dividends declared on its issued and outstanding First Preferred Shares. The Corporation's earnings before interest expense and income taxes amounted to: (i) approximately $                         billion for the 12-month period ended December 31, 2012, which is             times the Corporation's pro forma interest requirements for that period including dividends declared on First Preferred Shares and             times the Corporation's pro forma interest requirements for that period excluding dividends declared on First Preferred Shares; and (ii) approximately $                         billion for the 12-month period ended June 30, 2013, which is             times the Corporation's pro forma interest requirements for that period including dividends

declared on First Preferred Shares and             times the Corporation's pro forma interest requirements for that period excluding dividends declared on First Preferred Shares.

DESCRIPTION OF THE NOTES

        The notes will be issued under a second amended and restated debt indenture, dated as of September 15, 2010, as supplemented or amended from time to time (the "Indenture"), between us and The Bank of New York Mellon, as Trustee. The following summary of certain provisions of the Indenture and the notes does not purport to be complete and is qualified in its entirety by reference to the actual provisions of the Indenture.

        The following description of the terms of the notes offered hereby supplements, and to the extent inconsistent therewith supersedes, the description of the general terms and provisions of debt securities set forth under the heading "Description of Debt Securities" in the accompanying prospectus, and should be read in conjunction with that description. References in this "Description of the Notes" to "we", "us", "our" or the "Corporation" refer to TransCanada PipeLines Limited and not to any of its parent, subsidiaries, partnership interests and joint venture investments.

General

        The trustee under the Indenture shall be referred to herein as the "Trustee", which term shall include, unless the context otherwise requires, its successors and assigns. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture. The term "debt securities", as used in this prospectus supplement, refers to all debt securities issued and issuable from time to time under the Indenture and includes the notes.

        The notes will be issued under the Indenture in two series in an aggregate principal amount of U.S.$                         for the notes due 2023 and an aggregate principal amount of U.S.$                        for the notes due 2043.

        The notes due 2023 will mature on October             , 2023 and the notes due 2043 will mature on October             , 2043. The notes due 2023 will bear interest at a rate of            % per year and the notes due 2043 will bear interest at a rate of            % per year. Interest on the notes will be payable semi annually on                         and                        of each year, commencing                        , 2014 to the persons in whose names the notes are registered at the close of business on the preceding                        or                         , respectively.

        We may from time to time without notice to, or the consent of, the holders of the notes, create and issue additional notes under the Indenture, equal in rank to the notes in all respects so that the new notes may be consolidated and form a single series with the notes due 2023 or the notes due 2043, as applicable, and have the same terms as to status, redemption and otherwise as the applicable series of the notes issued under this prospectus supplement.

        The notes will be our direct unsecured obligations issued under the Indenture and will rank equally with all of our other unsecured and unsubordinated indebtedness other than preferred claims imposed by operation of law. In addition, our business operations are conducted in part through our subsidiaries and through joint ventures. As a result, the notes will be effectively subordinated to all existing and future liabilities of our subsidiaries and joint ventures. As at August 31, 2013, as determined under U.S. GAAP, the long-term debt (excluding guarantees and intercompany obligations between us and our subsidiaries) of our wholly-owned subsidiaries totaled approximately $2.1 billion. At August 31, 2013, as determined under U.S. GAAP, our total consolidated long-term debt, junior subordinated notes and long-term debt due within one year was, in aggregate principal amount, approximately $22.5 billion. There are no terms of the Indenture that limit our or our subsidiaries' or joint ventures' ability to incur additional indebtedness including, in the case of us and our subsidiaries and joint ventures, indebtedness that ranks, either effectively or by contract, senior to the notes. See "Description of Debt Securities—Unsubordinated Debt" and "Description of Debt Securities—Certain Covenants of the Corporation" in the accompanying prospectus.

        The notes will be denominated in U.S. dollars and payments of principal (and premium, if any) and interest on the notes will be paid in U.S. dollars in the manner and on terms set out in the Indenture.

        The notes offered by this prospectus supplement will not be entitled to any benefits of a sinking fund.

Optional Redemption

        Except as described below, the notes of each series will be redeemable, in whole or in part, at our option at any time or from time to time at a redemption price equal to the greater of:

  •
  100% of the principal amount of the notes to be redeemed, and

  •
  as determined by the Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined below) plus             basis points, in the case of the notes due 2023, or            basis points in the case of the notes due 2043,

plus, in either case, accrued interest thereon to the date of redemption.

        On or after July             , 2023 (three months prior to the maturity date of the notes due 2023), in the case of the notes due 2023, and on or after April             , 2043 (six months prior to the maturity date of the notes due 2043), in the case of the notes due 2043, we may redeem the notes, in whole or in part, at our option at any time or from time to time at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued interest thereon to the date of redemption.

        Notice of any redemption will be delivered by first-class mail at least 30 days, but not more than 60 days, before the redemption date to each holder of the notes to be redeemed.

        Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions of the notes called for redemption.

        In the case of a partial redemption of the notes of a series, selection of such notes for redemption will be made by the Trustee as it shall deem appropriate and fair (subject to the procedures of the depository for the notes). If the notes of a series are redeemed in part, the notice of redemption shall provide for the principal amount to be redeemed. The notes may be redeemed in multiples equal to the minimum authorized denominations for the notes or any multiples thereof.

        "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity or interpolated (on a day count basis) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Business Day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

        "Comparable Treasury Issue" means the U.S. Treasury security or securities selected by the Quotation Agent as having an actual or interpolated maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

        "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if fewer than four such Reference Treasury Dealer Quotations are obtained, the average of all such quotations.

        "Quotation Agent" means one of the Reference Treasury Dealers, which is appointed by us.

        "Reference Treasury Dealer" means Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC plus three other entities or their affiliates which are primary U.S. Government securities dealers and their respective successors, provided, however, that if any of the foregoing or their affiliates shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute another Primary Treasury Dealer.

        "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 3:30 p.m. (New York time) on the third Business Day preceding such redemption date.

Payment of Principal and Interest

        Payments of principal of, and premium, if any, and interest on, the notes will be made by us through the Trustee to the Depositary (as defined below). See "—Book-Entry System".

        Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be. If any interest payment date or the maturity date of the notes falls on a day that is not a Business Day, the related payment of principal, premium, if any, or interest will be postponed to the next succeeding Business Day, and no interest on such payment will accrue for the period from and after such interest payment date or the maturity date, as the case may be.

Book-Entry System

        Upon issuance, each series of notes will be represented by one or more fully registered global securities (the "Global Securities") registered in the name of Cede & Co. (the nominee of The Depository Trust Company (the "Depositary")), or such other name as may be requested by an authorized representative of the Depositary. The authorized denominations of each note will be U.S.$1,000 and integral multiples thereof. The provisions set forth under "Description of Debt Securities—Global Securities" in the accompanying prospectus will be applicable to the notes. Accordingly, notes may be transferred or exchanged only through the Depositary and its participants. Except as described under "Description of Debt Securities—Global Securities" in the accompanying prospectus, owners of beneficial interests in the Global Securities will not be entitled to receive notes in definitive form.

        Beneficial interests in the notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in the Depositary. Investors may elect to hold interests in the notes in global form through either the Depositary in the U.S. or Clearstream Banking, société anonyme ("Clearstream, Luxembourg"), or Euroclear Bank S.A./N.V. ("Euroclear"), if they are participants in those systems, or indirectly through organizations which are participants in those systems. Clearstream, Luxembourg and Euroclear will hold interests on behalf of their participants through customers' securities accounts in Clearstream, Luxembourg's and Euroclear's names on the books of their respective depositaries, which in turn will hold such interests in customers' securities accounts in the depositaries' names on the books of the Depositary.

        Each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest in order to exercise any rights of a holder under the Indenture. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security representing the notes.

        The following is based on information furnished by the Depositary:

        The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. These direct Participants ("Direct Participants") include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC is the holding company for the Depositary, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the SEC.

        Purchases of the notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for such notes on the Depositary's records. The ownership interest of each actual purchaser of each note represented by a Global Security ("Beneficial Owner") is in turn to be recorded on the Direct Participants' and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct Participants or Indirect Participants through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in a Global Security representing notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners of a Global Security representing the notes will not receive notes in definitive form representing their ownership interests therein, except in the event that use of the book-entry system for such notes is discontinued.

        To facilitate subsequent transfers, the Global Securities representing the notes which are deposited with the Depositary are registered in the name of the Depositary's nominee, Cede & Co., or such other name as may be requested by an authorized representative of the Depositary. The deposit of Global Securities with the Depositary and their registration in the name of Cede & Co. or such other nominee effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the Global Securities representing the notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts such notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Neither the Depositary nor Cede & Co. (nor such other nominee of the Depositary) will consent or vote with respect to the Global Securities representing the notes. Under its usual procedures, the Depositary mails an "omnibus proxy" to us as soon as possible after the applicable record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the notes are credited on the applicable record date (identified in a listing attached to the omnibus proxy).

        Principal, premium, if any, and interest payments on the Global Securities representing the notes will be made to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary). The Depositary's practice is to credit Direct Participants' accounts, upon the Depositary's receipt of funds and corresponding detailed information from us or the applicable Trustee, on the applicable payment date in accordance with their respective holdings shown on the Depositary's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participant and not of the Depositary, the applicable Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium, if any, and interest to Cede & Co. (or such other nominee as may be requested by an authorized representative of the Depositary) is the responsibility of us or the applicable Trustee (provided it has received funds from us), disbursement of such payments to Direct Participants shall be the responsibility of the Depositary, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        The Depositary may discontinue providing its services as securities depository with respect to the notes at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, notes in definitive form are required to be printed and delivered to each holder.

        We may decide to discontinue use of the system of book-entry transfers through the Depositary (or a successor securities depositary). In that event, notes in definitive form will be printed and delivered.

        Clearstream, Luxembourg advises that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream, Luxembourg holds securities for its participating organizations ("Clearstream participants"), and facilitates the clearance and settlement of securities transactions between Clearstream participants through electronic book-entry changes in accounts of Clearstream participants, thereby eliminating the need for physical movement of certificates. Clearstream, Luxembourg provides to Clearstream participants, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg interfaces with domestic markets in several countries. As a professional depositary, Clearstream, Luxembourg is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier). Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations and may include the underwriters. Indirect access to Clearstream, Luxembourg is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream participant, either directly or indirectly.

        Distributions with respect to interests in the notes held beneficially through Clearstream, Luxembourg will be credited to cash accounts of Clearstream participants in accordance with its rules and procedures, to the extent received by the Depositary for Clearstream, Luxembourg.

        Euroclear advises that it was created in 1968 to hold securities for participants of Euroclear ("Euroclear participants"), and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. ("Euroclear Operator"). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator. Euroclear participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries and may include the underwriters. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

        Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System, and applicable Belgian law (collectively, the "Terms and Conditions"). The Terms and Conditions govern transfers of securities and cash within the Euroclear System, withdrawals of securities and cash from the Euroclear System, and receipts of payment with respect to securities in the Euroclear System. All securities in the Euroclear System are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear participants, and has no records of or relationship with persons holding through Euroclear participants.

        Distributions with respect to the notes held beneficially through the Euroclear System will be credited to the cash accounts of Euroclear participants in accordance with the Terms and Conditions, to the extent received by the U.S. depositary for the Euroclear System.

        The information in this section concerning the Depositary and the Depositary's book-entry system, Clearstream, Luxembourg and Euroclear has been obtained from sources that we believe to be reliable, but is subject to any changes to the arrangements between us and the Depositary and any changes to such procedures that may be instituted unilaterally by the Depositary, Clearstream, Luxembourg and Euroclear.

 CERTAIN INCOME TAX CONSIDERATIONS

Certain U.S. Federal Income Tax Considerations

        The following is a general summary of certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes by U.S. Holders (as defined below). The summary is for general information only and is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), the Treasury regulations promulgated or proposed thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change (possibly with retroactive effect). The U.S. federal income tax treatment of a U.S. Holder may vary depending upon the particular situation of the U.S. Holder. Certain U.S. Holders (including, but not limited to, insurance companies, tax-exempt organizations, banks, financial institutions, persons subject to the alternative minimum tax, U.S. persons whose functional currency is not the U.S. dollar, traders in securities that elect mark-to-market accounting treatment, broker-dealers in securities, or U.S. Holders who will hold the notes as a hedge against currency risks or as part of a straddle, synthetic security, conversion transaction, or other integrated investment comprised of the notes and one or more other investments, regulated investment companies and U.S. expatriates) may be subject to special rules not discussed below. The following summary is applicable only to purchasers of the notes on original issue at the issue price and does not address other purchasers. In addition, the summary is limited to investors that will hold the notes as "capital assets" within the meaning of Section 1221 of the Code. The discussion below also does not address estate and gift tax consequences or the effect of any state, local or non-U.S. law on a holder of the notes.

        As used herein, the term "U.S. Holder" means a beneficial owner of a note that is:

  •
  an individual who is a citizen or resident of the U.S. as determined for U.S. federal income tax purposes;

  •
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

  •
  an estate that is subject to U.S. federal income taxation without regard to the source of its income; or

  •
  a trust if, in general, (i) a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) the trust has made a valid election to be treated as a U.S. person.

        If a partnership (including for this purpose any other entity, organized within or without the U.S., treated as a pass-through entity for U.S. federal income tax purposes) holds notes, the tax treatment of a partner or other owner of the entity as a beneficial owner of the notes generally will depend on the status of the partner or other owner and the activities of the partnership or entity. If you are a partner or other owner of a pass through entity you should consult your tax advisor regarding the tax consequences of acquiring, owning and disposing of the notes.

        The summary does not constitute, and should not be considered as, legal or tax advice to holders of notes. Each holder of the notes should consult a tax advisor as to the particular tax consequences to such holder of holding the notes, including the applicability and effect of any state, local or non-U.S. tax laws.

    Payments of Interest

        Each payment of interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or is received in accordance with the U.S. Holder's method of accounting for U.S. federal income tax purposes. Interest on the notes will constitute income from sources without the

U.S. and generally will be "passive category" or "general category" income for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

    Sale and Retirement of the Notes

        A U.S. Holder will recognize a gain or loss on the sale or retirement of a note equal to the difference between the amount realized on the sale or retirement (except to the extent of accrued and unpaid interest, which will be taxable as ordinary interest income) and the U.S. Holder's tax basis in the note (generally, the price the U.S. Holder paid for the note). As a general rule, such gain or loss recognized on the sale or retirement of a note will be capital gain or loss and will be long-term capital gain or loss if the note was held for more than one year. Such income or loss will generally constitute income or loss from sources within the U.S. for purposes of computing the foreign tax credit allowable under the U.S. federal income tax laws.

        For non-corporate U.S. Holders, including individuals, long-term capital gains generally are taxed at a lower rate (currently at a maximum rate of 20%) than ordinary income. The deductibility of capital losses is subject to limitations.

    Backup Withholding and Reporting Obligations

        A U.S. Holder may be subject to backup withholding (currently at a rate of 28%) with respect to payments of principal and interest made on the note, or the proceeds of a sale or exchange of the note before maturity, unless such U.S. Holder (a) is a corporation or comes within certain other exempt categories and, when required, certifies to this fact or (b) provides a correct U.S. taxpayer identification number ("TIN"), certifies, under penalties of perjury, that such U.S. Holder is not subject to backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder that does not provide us with a correct TIN or an adequate basis for exemption may be subject to penalties imposed by the Internal Revenue Service (the "IRS"). Backup withholding is not an additional tax and will be credited against a U.S. Holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

        U.S. Holders who are individuals are required to report information relating to an interest in a note, subject to certain exceptions (including an exception for a note held in accounts maintained by certain financial institutions, such as a U.S. brokerage account). U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition of the notes.

    Additional Tax on Passive Income

        Certain U.S. Holders who are individuals, estates or trusts, and whose income exceeds certain thresholds, are required to pay an additional 3.8% tax on, among other items, interest income and capital gains from the sale or other disposition of a note, subject to certain limitations and exceptions. U.S. Holders are urged to consult their tax advisors regarding the effect, if any, of the relevant U.S. federal income tax legislation on their ownership and disposition of notes.

        The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder's particular situation. U.S. Holders should consult their tax advisors regarding the tax consequences to them of the purchase, ownership and disposition of the notes, including the tax consequences under state, local, non-U.S. and other tax laws.

Certain Canadian Income Tax Considerations

        In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Corporation, the following is a summary of the material Canadian federal income tax considerations generally applicable,

as of the date of this prospectus supplement, to the acquisition, holding, disposition and redemption of the notes. The summary only addresses the tax consequences to purchasers who acquire the notes on their original issue pursuant to this prospectus supplement and who, at all relevant times and for the purposes of the Income Tax Act (Canada) (the "Canada Tax Act"): (i) are not resident (and are not deemed to be resident) in Canada; (ii) do not use or hold and are not deemed to use or hold the notes in, or in the course of, carrying on business in Canada; (iii) deal at arm's length with the Corporation; (iv) are not a "specified non-resident shareholder" of the Corporation and deal at arm's length with "specified shareholders" of the Corporation within the meaning of and for the purposes of subsection 18(4) of the Canada Tax Act; and (v) for the purposes of the Canada-United States Tax Convention (the "Canada-U.S. Treaty") are residents of the U.S. and are entitled to claim the benefits of the Canada-U.S. Treaty ("U.S. Resident Holders"). Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not disclosed in this summary.

        This summary is based upon the facts set out in this prospectus supplement, the current provisions of the Canada Tax Act and the regulations thereunder, the current provisions of the Canada-U.S. Treaty, all specific proposals (the "Tax Proposals") to amend the Canada Tax Act and the regulations thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, and the current administrative and assessing policies and practices of the Canada Revenue Agency published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted as currently proposed, but does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary is not exhaustive of all possible Canadian federal income tax considerations and does not take into account tax legislation or considerations of any province or territory of Canada or any non-Canadian jurisdiction.

        Under the Canada Tax Act, no Canadian tax will be required to be deducted or withheld from amounts paid or credited or deemed by the Canada Tax Act to be paid or credited to a U.S. Resident Holder by the Corporation on the notes. A U.S. Resident Holder who transfers a note to a person who, for purposes of the Tax Act, is or is deemed to be resident in Canada and with whom the US Resident Holder does not deal at arm's length may be liable for Canadian withholding tax in respect of deemed interest on the transfer. A U.S. Resident Holder considering such a transfer should consult its own tax advisor regarding the tax consequences to the U.S. Resident Holder of such a transfer.

        A U.S. Resident Holder who disposes of a note will not be subject to tax in Canada with respect to any capital gain realized on the disposition of the note.

        This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder. Prospective U.S. Resident Holders should consult their own Canadian tax advisers with respect to the Canadian income tax consequences of purchasing notes pursuant to this offering.

 UNDERWRITING

        Subject to the terms and conditions of the underwriting agreement, dated October          , 2013 among us and the underwriters named below, through their representatives Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC we have agreed to sell and the underwriters have severally agreed to purchase from us the following respective principal amounts of each series of notes listed opposite their names below:

Underwriters	Principal Amount of Notes due 2023	Principal Amount of Notes due 2043
Deutsche Bank Securities Inc.	U.S.$	U.S.$
J.P. Morgan Securities LLC

Total	U.S.$	U.S.$

        The terms of the offering were established through negotiations between us and the underwriters.

        The underwriting agreement provides that the obligations of the several underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

        The obligations of the underwriters under the underwriting agreement may be terminated at their discretion, subject to certain conditions, following a suspension of trading on certain stock exchanges, a banking moratorium, an outbreak or escalation of hostilities or a declaration by the United States or Canada of a national emergency or war, or other calamity or crisis affecting financial markets such as to make it, in the sole judgment of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, impractical or inadvisable to proceed with the offering or delivery of the notes as contemplated by this prospectus supplement and the accompanying prospectus, and upon the occurrence of certain stated events.

        We have been advised by the representatives of the underwriters that the underwriters propose to offer each series of notes to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at a price that represents a concession not in excess of            % of the principal amount of the notes due 2023 and            % of the principal amount of the notes due 2043. The underwriters may allow, and these dealers may re-allow, a concession of not more than            % of the principal amount of the notes due 2023 and                        % of the principal amount of the notes due 2043 to other dealers. After the initial public offering, the representatives of the underwriters may change the offering prices and other selling terms. Thus, the prices paid for notes may vary from purchaser to purchaser and may vary during the period of distribution. The compensation realized by the underwriters will be either increased or decreased by the amount that the aggregate price paid by purchasers of the notes differs from the gross proceeds paid to us by the underwriters.

        We estimate that our share of the total expenses of this offering, excluding underwriting commissions, will be approximately U.S.$1,500,000.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

        The representatives of the underwriters have advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

        Each series of the notes is a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or on any automated dealer quotation system. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for either series of the notes or that an active public market for the notes will develop. If an active public trading market for either series of the notes does not develop, the market price and liquidity of such notes may be adversely affected.

        In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions.

        Short sales involve the sale by the underwriters of a greater principal amount of notes than they are required to purchase in the offering. The underwriters may close out any short position by purchasing notes in the open market. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes of a series in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of the notes of a series made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting commission received by it because the representatives of the underwriters have repurchased notes sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of the notes of a series. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the notes of a series.

        As a result, the price of the notes of a series may be higher than the price that might otherwise exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and in the future may perform, commercial and investment banking and advisory services for us for which they have received or will receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

        Under applicable securities legislation in the Province of Alberta, we may be considered to be a connected issuer of Deutsche Bank Securities Inc. and J.P. Morgan Securities LLC, each of which is, directly or indirectly, a subsidiary or affiliate of a bank or other financial institution which is a lender (collectively, the "Lenders") to us or our affiliates under certain unsecured credit facilities (collectively, the "Facilities"). The Facilities consist of the following committed syndicated facilities: our $2.0 billion amended and restated credit agreement; a TransCanada PipeLine USA Ltd. U.S.$1.0 billion credit agreement; a TransCanada Keystone Pipeline, LP U.S.$1.0 billion credit agreement; a TC PipeLines, LP U.S.$500 million first amendment to a second amended and restated revolving credit and term loan agreement; a TC PipeLines, LP U.S. $500 million term loan agreement and a Northern Border Pipeline Company U.S.$200 million revolving amended and restated credit agreement, each as amended; and also consist of certain other demand bank facilities with aggregate commitments of approximately U.S.$100 million. As of June 30, 2013, we had approximately $161 million outstanding under the Facilities. As of the date hereof, we and our affiliates are in material compliance with all material terms of the agreements governing the Facilities and none of the Lenders has waived any material breach by us or our affiliates of those agreements since the Facilities were established. Our financial position on a consolidated basis has not changed substantially and adversely since the indebtedness under the Facilities was incurred. None of the Lenders has been or will be involved in the decision to offer the notes and none has been or will be involved in the determination of the terms of any distribution of the notes.

        As a consequence of their participation in the offering, the underwriters will be entitled to share in the underwriting commissions relating to the offering of the notes. The decision to distribute the notes hereunder and the determination of the terms of this offering were made through negotiations between us and the underwriters. We may have outstanding short term indebtedness owing to certain of the underwriters and affiliates of such underwriters, a portion of which we may repay with the net proceeds of the offering. See "Use of Proceeds". As a result, one or more of such underwriters or their affiliates may receive more than 5% of the net proceeds from the offering of the notes in the form of the repayment of such indebtedness. Accordingly, the offering of the notes is being made pursuant to Rule 5121 of the Financial Industry Regulatory Authority, Inc. Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, because the conditions of Rule 5121(a)(1)(C) are satisfied.

        The notes will not be qualified for sale under the securities laws of Canada or any province or territory of Canada and may not be offered or sold, directly or indirectly, in Canada or to residents of Canada in contravention of the securities laws of any province or territory in Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it, in Canada or to residents of Canada, and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state"), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date"), an offer of the notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state and published in accordance with the Prospectus Directive as implemented in the relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of notes may be made to the public in that relevant member state at any time:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100, or, if the relevant member state has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant underwriter; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of notes will result in the requirement of the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

        Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this notice, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in each relevant member state and the expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the notes have not authorized and do not authorize the making of any offer of the notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement.

        Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus supplement and the accompanying prospectus and any other material in relation to the notes described herein are only being distributed to, and are only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (and amendments thereto) and Section 86(7) of the Financial Services and Markets Act 2000 (United Kingdom), as amended (the "FSMA") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The notes are only available to, and any invitation, offer or agreement to purchase or otherwise acquire such notes will be engaged only with, relevant persons.

        This prospectus supplement, the accompanying prospectus and their contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

        No invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA in connection with the issue or sale of the notes may be communicated or caused to be communicated except in circumstances in which Section 21(1) of the FSMA does not apply to us or the underwriters. In addition, all applicable provisions of the FSMA must be complied with in relation to anything done to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

        Certain matters will be passed upon for us by Blake, Cassels & Graydon LLP, Calgary, Alberta and by Mayer Brown LLP, Chicago, Illinois. The statements under "Certain Income Tax Considerations—Certain Canadian Income Tax Considerations" are set forth herein in reliance upon the opinion of Blake, Cassels & Graydon LLP. The statements under "Certain Income Tax Considerations—Certain U.S. Federal Income Tax Considerations" are set forth herein in reliance upon the opinion of Mayer Brown LLP. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP. In addition, certain legal matters in connection with the offering will be passed upon for the underwriters by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York.

 EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2012 and 2011 and for each of the years in the three year period ended December 31, 2012, have been incorporated by reference in the prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference in the prospectus, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2012, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

TRANSCANADA PIPELINES LIMITED

US$4,000,000,000

Debt Securities

        TransCanada PipeLines Limited ("TCPL" or the "Corporation") may from time to time offer and issue unsecured debt securities (the "debt securities") up to an aggregate initial offering price of US$4,000,000,000 or the equivalent in other currencies, based on the applicable exchange rate at the time of offering, as shall be designated by the Corporation at the time of offering.

        The specific terms of any offering of debt securities will be set forth in one or more shelf prospectus supplements (each, a "Prospectus Supplement") including, where applicable, the specific designation of the debt securities, any limit on the aggregate principal amount of the debt securities, the currency, the maturity, the offering price, whether payment on the debt securities will be senior or subordinated to the Corporation's other liabilities and obligations, whether the debt securities will bear interest, the interest rate or method of determining the interest rate, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement may include other specific terms pertaining to the debt securities generally, or to any particular debt securities, that are not prohibited by the parameters set forth in this prospectus.

        All shelf information permitted under applicable laws to be omitted from this prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this prospectus. Each Prospectus Supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of such Prospectus Supplement and only for the purposes of the distribution of the debt securities to which such Prospectus Supplement pertains.

        TCPL may sell the debt securities to or through underwriters or dealers purchasing as principals and may also sell the debt securities to one or more purchasers directly or through agents. See "Plan of Distribution". The Prospectus Supplement relating to a particular offering of debt securities will identify each underwriter, dealer or agent, as the case may be, engaged by TCPL in connection with the offering and sale of the debt securities, and will set forth the terms of the offering of such debt securities, including the method of distribution of such debt securities, the proceeds to TCPL and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. The debt securities will not be offered or sold, directly or indirectly, in Canada or to any resident of Canada.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of debt securities will be a new issue of debt securities with no established trading market. The debt securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis the debt securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

        In connection with any offering of debt securities, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the debt securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See "Plan of Distribution."

        TCPL's head office and registered office is located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

        There is no market through which the debt securities may be sold and purchasers may not be able to resell debt securities purchased under this prospectus. This may affect the pricing of these debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. See "Risk Factors" as well as the "Risk Factors" section of the applicable Prospectus Supplement.

        This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein by reference for financial periods beginning prior to January 1, 2012 have been, or will be, as the case may be, prepared in accordance with Canadian generally accepted accounting principles, as defined by Part V of the Canadian Institute of Chartered Accountants' Handbook ("Canadian GAAP"), and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. "U.S. GAAP" means generally accepted accounting principles which are in effect from time to time in the United States. Information regarding the impact upon the Corporation's financial statements of significant differences between Canadian GAAP and U.S. GAAP is contained in the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010.

        The Corporation's board of directors has approved the adoption of U.S. GAAP effective January 1, 2012. See "Recent Developments—Conversion to U.S. GAAP" in this prospectus.

        Prospective investors should be aware that the acquisition of the debt securities described herein may have tax consequences both in the United States and in Canada. Such tax consequences for investors who are residents in, or citizens of, the United States may not be fully described herein or in any applicable Prospectus Supplement.

        The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated under the laws of Canada, that some or all of its officers and directors are residents of Canada, that some or all of the experts named in the registration statement are residents of Canada and that all or a substantial portion of the assets of the Corporation and said persons are located outside the United States.

        These debt securities have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is November 14, 2011.

 FORWARD-LOOKING INFORMATION

        This prospectus (and any Prospectus Supplement) and the documents incorporated by reference herein include "forward-looking information" and "forward-looking statements" within the meaning of securities laws, including the "safe harbor" provisions of the Securities Act (Alberta), the United States Private Securities Litigation Reform Act of 1995, Section 21E of the Exchange Act, and Section 27A of the Securities Act. The words "anticipate", "expect", "believe", "may", "should", "estimate", "project", "outlook", "forecast" or similar words are used to identify such forward-looking information or forward-looking statements. All forward-looking information and forward-looking statements are based on TCPL's beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in such forward-looking information and forward-looking statements. In particular, and without limitation, this prospectus contains forward-looking information and forward-looking statements under the headings "Use of Proceeds" and "Plan of Distribution". Factors that could cause actual results or events to differ materially from current expectations include, among other things, TCPL's ability to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of TCPL's pipeline and energy assets, the availability and price of energy commodities, capacity payments, regulatory processes and decisions, outcomes of litigation and arbitration decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, labor, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and economic conditions in North America.

        By their nature, forward-looking information and forward-looking statements are subject to various risks and uncertainties, including those discussed and incorporated by reference in this prospectus and as described under "Risk Factors" in the Annual Information Form, which could cause TCPL's actual results and experience to differ materially from the anticipated results or expectations expressed. The material assumptions made in respect of this forward-looking information and forward-looking statements are disclosed in the 2010 MD&A under the headings "TCPL's Strategy", "Natural Gas Pipelines—Opportunities and Developments", "Natural Gas Pipelines—Business Risks", "Oil Pipelines—Opportunities and Developments", "Oil Pipelines—Business Risks", "Energy—Opportunities and Developments", "Energy—Business Risks" and "Risk Management and Financial Instruments" and comparable sections in the Interim MD&A, as may be modified or superseded by documents incorporated or deemed to be incorporated by reference herein. In addition, TCPL bases forward-looking information and forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should be aware that the events described in the forward-looking information and forward-looking statements set out in this prospectus (and any Prospectus Supplement) and the documents incorporated by reference herein may not occur.

        Readers are cautioned not to place undue reliance on this forward-looking information and forward-looking statements, which are given as of the date they are expressed in this document or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. The Corporation undertakes no obligation to update publicly or revise any forward-looking information or forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

 DOCUMENTS INCORPORATED BY REFERENCE

        Information has been incorporated by reference in this prospectus from documents filed with the Alberta Securities Commission and with the SEC in the United States.

        The following documents of the Corporation filed with the Alberta Securities Commission and the SEC are incorporated by reference in this prospectus:

  (a)
  audited comparative consolidated financial statements as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon;

  (b)
  management's discussion and analysis of financial condition and results of operations as at and for the year ended December 31, 2010 (the "2010 MD&A");

  (c)
  audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, the notes thereto, and the auditors' report thereon;

  (d)
  amended annual information form for the year ended December 31, 2010 dated February 14, 2011 (the "Annual Information Form");

  (e)
  unaudited interim comparative consolidated financial statements as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010, and the notes thereto;

  (f)
  management's discussion and analysis of financial condition and results of operations as at and for the three and nine month periods ended September 30, 2011 (the "Interim MD&A"); and

  (g)
  unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010.

        Any documents of the type referred to above, including all annual information forms, all information circulars, all annual and interim financial statements and management's discussion and analysis relating thereto, all material change reports (excluding confidential material change reports), press releases containing financial information for financial periods more recent than the most recent annual or interim financial statements, and any business acquisition reports, as well as all Prospectus Supplements disclosing additional or updated information subsequently filed by the Corporation with the Alberta Securities Commission after the date of this prospectus and prior to the date on which this prospectus ceases to be effective shall be deemed to be incorporated by reference into this prospectus. These documents will be available through the internet on the System for Electronic Document Analysis and Retrieval ("SEDAR"), which can be accessed at www.sedar.com. In addition, any similar documents filed by the Corporation with the SEC in the Corporation's periodic reports on Form 6-K or annual reports on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), in each case after the date of this prospectus, shall be deemed to be incorporated by reference into the registration statement of which this prospectus forms a part, if and to the extent expressly provided in such reports. The Corporation's periodic reports on Form 6-K and its annual reports on Form 40-F are available on the SEC's Electronic Data Gathering and Retrieval ("EDGAR") system web site at www.sec.gov.

        Any statement contained in this prospectus or in a document incorporated, or deemed to be incorporated, by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.

        Upon a new annual information form and related annual audited comparative consolidated financial statements and accompanying management's discussion and analysis being filed by the Corporation with, the Alberta Securities Commission during the term of this prospectus, the previous annual information form, the previous annual audited financial statements and accompanying management's discussion and analysis, all interim financial statements and accompanying management's discussion and analysis, all material change reports and all business acquisition reports filed by the Corporation prior to the commencement of the financial year of the Corporation in which the new annual information form and the related annual financial statements and accompanying management's discussion and analysis are filed shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon interim financial statements and the accompanying management's discussion and analysis being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of debt securities hereunder. Upon a Reconciliation to United States GAAP in respect of the Corporation's annual financial results being filed by TCPL with the applicable securities regulatory authorities during the term of this prospectus, the previous GAAP Reconciliation for an annual period and any previous GAAP Reconciliations for interim periods filed prior to the commencement of TCPL's financial year in which the new GAAP Reconciliation for an annual period was filed no longer shall be deemed to be incorporated into this prospectus for the purpose of future offers and sales of debt securities hereunder. Upon a GAAP Reconciliation in respect of an interim financial period being filed by the Corporation with the applicable securities regulatory authorities during the term of this prospectus, all GAAP Reconciliations in respect of an interim period filed prior to the filing of the new GAAP Reconciliation in respect of an interim period shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of debt securities hereunder.

        The Corporation will provide without charge to each person to whom this prospectus is delivered, including any beneficial owner, upon written or oral request of such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests should be directed to TransCanada PipeLines Limited, 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1, Attention: Corporate Secretary, telephone number (403) 920-2000.

        Prospective investors should rely only on the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement and on the other information included in the registration statement of which this prospectus forms a part. The Corporation has not authorized anyone to provide prospective investors with different or additional information. The Corporation is not making an offer of these debt securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

 ABOUT THIS PROSPECTUS

        In this prospectus and in any Prospectus Supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. References to "dollars" or "$" are to lawful currency of Canada, and references to "U.S. dollars" or "US$" are to lawful currency of the United States.

        Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus or included in any Prospectus Supplement for financial periods beginning prior to January 1, 2012 has been, or will be, as the case may be, determined using Canadian GAAP. For a discussion of the principal differences between the Corporation's financial results as calculated under Canadian GAAP and U.S. GAAP, prospective investors should refer to the Corporation's audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 and the unaudited related supplemental note entitled "Reconciliation to United States GAAP" as at September 30, 2011 and for the three and nine month periods ended September 30, 2011 and 2010. The Corporation's board of directors has approved the adoption of U.S. GAAP effective January 1, 2012. See "Recent Developments—Conversion to U.S. GAAP" below.

        One or more Prospectus Supplements containing the specific terms of an offering of debt securities will be delivered to purchasers of such debt securities together with this prospectus and will be deemed to be incorporated by reference into this prospectus as of the date of such Prospectus Supplement solely for the purposes of offering debt securities thereunder.

        Except as set forth under "Description of Debt Securities", and unless the context otherwise requires, all references in this prospectus and any Prospectus Supplement to "TCPL" or the "Corporation" mean TransCanada PipeLines Limited and its subsidiaries, partnership interests and joint venture investments.

WHERE TO FIND MORE INFORMATION

        The Corporation has filed with the SEC, under the United States Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form F-9 relating to the debt securities. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Under the registration statement, the Corporation may, from time to time, sell any combination of the debt securities described in this prospectus in one or more offerings up to an aggregate principal amount of US$4,000,000,000. Each time the Corporation sells debt securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this prospectus.

        The Corporation files annual and quarterly financial information and material change reports, business acquisition reports and other material with the Alberta Securities Commission and with the SEC. Under the multijurisdictional disclosure system adopted by the United States, documents and other information that the Corporation files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. Prospective investors may read and download any public document that the Corporation has filed with the Alberta Securities Commission on SEDAR at www.sedar.com. Prospective investors may read and copy any document the Corporation has filed with the SEC at the SEC's public reference room in

Washington D.C., and may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. Additionally, prospective investors may read and download some of the documents the Corporation has filed on EDGAR at www.sec.gov.

THE CORPORATION

        The Corporation operates primarily in three business segments: Natural Gas Pipelines, Oil Pipelines and Energy. The Natural Gas Pipelines segment of TCPL's business is principally comprised of the Corporation's natural gas pipelines in Canada, the United States and Mexico and its regulated natural gas storage business in the United States. The Oil Pipelines segment of TCPL's business consists of a wholly owned and operated crude oil pipeline extending from Hardisty, Alberta to markets in the United States. The Energy segment includes the Corporation's power operations in Canada and the United States and non-regulated natural gas storage business in Canada.

        The principal subsidiaries of TCPL as of December 31, 2010 are indicated in the diagram under the heading "TransCanada PipeLines Limited—Intercorporate Relationships" in the Annual Information Form. All of the outstanding common shares of the Corporation are owned by TransCanada Corporation. TCPL's head and registered office are located at 450 - 1st Street S.W., Calgary, Alberta, Canada, T2P 5H1.

RECENT DEVELOPMENTS

Keystone U.S. Gulf Coast Expansion ("Keystone XL")

        On November 10, 2011 the Corporation was informed that further analysis of route options for the Keystone XL pipeline would need to be investigated, with a specific focus on the Sandhills in Nebraska. The U.S. Department of State has disclosed that the review could be completed as early as the first quarter of 2013. As a result, the Corporation no longer expects that the decision on the Presidential Permit required for the project will be made by year end and the Corporation anticipates that its previously disclosed expected in-service date of 2013 will be similarly delayed.

Conversion to U.S. GAAP

        Effective January 1, 2012, the Corporation will begin reporting using U.S. GAAP. The Corporation's U.S. GAAP conversion team is led by a multi-disciplinary Steering Committee that provides directional leadership for the adoption of U.S. GAAP. Management also updates TCPL's Audit Committee on the progress of the U.S. GAAP project at each Audit Committee meeting and reports regularly to the Corporation's board of directors on the status of the conversion project.

        U.S. GAAP training sessions continue for TCPL that are impacted by the conversion and will be ongoing throughout 2011. TCPL prepares and files a "Reconciliation to United States GAAP". As a result, significant changes to existing systems and processes are not required to implement U.S. GAAP as the Corporation's primary accounting standard. The impact to internal controls over financial reporting and disclosure controls and procedures are currently being assessed and necessary changes will be in place by the end of 2011.

        Identified differences between Canadian GAAP and U.S. GAAP that are significant to the Corporation are explained in the Interim MD&A under the heading "Changes in Accounting Policies—U.S. GAAP Conversion Project."

 CONSOLIDATED CAPITALIZATION

        Other than the effect of changes in foreign currency exchange rates on U.S. dollar denominated loans, there have been no material changes in the share and loan capital of the Corporation, on a consolidated basis, since September 30, 2011.

USE OF PROCEEDS

        Unless otherwise specified in an applicable Prospectus Supplement, the net proceeds from the sale of debt securities will be used to reduce or repay indebtedness and/or to, directly or indirectly, finance the Corporation's long-term investment program. Specific information about the use of net proceeds will be set forth in the applicable Prospectus Supplement. The Corporation may invest funds that it does not immediately require in short-term marketable investment graded securities. The Corporation may, from time to time, issue debt securities other than pursuant to this prospectus.

EARNINGS COVERAGE

        The following financial ratios have been calculated on a consolidated basis for the respective 12 month periods ended December 31, 2010 and September 30, 2011 and are based on audited financial information in the case of the 12 month period ended December 31, 2010 and unaudited financial information in the case of the 12 month period ended September 30, 2011. The following ratios do not give effect to the issue of any debt securities pursuant to this prospectus. Adjustments for normal course issuances and repayments of long-term debt subsequent to December 31, 2010 would not materially affect the ratios and, as a result, have not been made. The financial ratios have been calculated based on financial information prepared in accordance with Canadian GAAP.

	December 31, 2010	September 30, 2011
Earnings coverage on long-term debt excluding current liabilities	2.4 times(1)	2.6 times(1)
Earnings coverage on long-term debt and first preferred shares excluding current liabilities	2.4 times(1)(2)	2.6 times(1)(2)
Earnings coverage on long-term debt and current liabilities	2.4 times(3)	2.6 times(3)
Earnings coverage on long-term debt, current liabilities and first preferred shares	2.4 times(2)(3)	2.6 times(2)(3)

(1)
The earnings coverage ratios have been calculated excluding carrying charges for long-term debt maturing within one year reflected as current liabilities in the Corporation's consolidated balance sheets as at December 31, 2010 and September 30, 2011.

(2)
Gives effect to the dividends declared on the Corporation's outstanding cumulative first preferred shares, without par value (series U and series Y) (collectively, the "First Preferred Shares"), in the aggregate amount of $22 million for the twelve-months ended December 31, 2010 and in the aggregate amount of $22 million for the twelve-months ended September 30, 2011.

(3)
The earnings coverage ratios have been calculated including carrying charges for long-term debt maturing within one year reflected as current liabilities in the Corporation's consolidated balance sheets as at December 31, 2010 and September 30, 2011.

        The Corporation's interest expense requirements for the twelve-month period ended December 31, 2010 amounted to approximately $1.265 billion including dividends declared on its issued and outstanding First Preferred Shares and $1.242 billion excluding dividends declared on its issued and outstanding First Preferred Shares; and, for the twelve-month period ended September 30, 2011, amounted to approximately $1.295 billion including dividends declared on its issued and outstanding First Preferred Shares and $1.272 billion excluding dividends declared on its issued and outstanding

First Preferred Shares. The Corporation's earnings before interest expense, income taxes and non-controlling interests amounted to approximately $2.995 billion for the twelve-month period ended December 31, 2010, which is 2.4 times the Corporation's interest requirements for that period, and approximately $3.334 billion for the twelve-month period ended September 30, 2011, which is 2.6 times the Corporation's interest requirements for that period.

DESCRIPTION OF DEBT SECURITIES

        As used in this section, the term "Corporation" means TransCanada PipeLines Limited, and does not include the subsidiaries of TransCanada PipeLines Limited through which particular business operations are conducted. The following description sets forth certain general terms and provisions of the debt securities. The Corporation will provide the particular terms and provisions of a series of debt securities and a description of how the general terms and provisions described below may apply to that series in the applicable Prospectus Supplement.

        Pursuant to this prospectus, the Corporation may offer debt securities that will rank pari passu, except as to sinking funds and claims preferred by operation of law, with all other unsecured and unsubordinated debt of the Corporation ("Unsubordinated Debt Securities") as well as debt securities that will be subordinate and junior in right of payment to all Senior Indebtedness (as defined below) of the Corporation ("Subordinated Debt Securities"). The debt securities will be issued, in the case of Unsubordinated Debt Securities, under the second amended and restated debt indenture, dated September 15, 2010, as supplemented or amended from time to time (the "Debt Indenture"), between the Corporation and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee, and, in the case of Subordinated Debt Securities, under the amended and restated subordinated debt indenture, dated November 30, 2000, as supplemented or amended from time to time (the "Subordinated Debt Indenture"), between the Corporation and The Bank of Nova Scotia Trust Company of New York, as trustee. The Debt Indenture and the Subordinated Debt Indenture are sometimes hereinafter referred to individually as an "Indenture" and collectively as the "Indentures". The Bank of New York Mellon (formerly known as The Bank of New York) and The Bank of Nova Scotia Trust Company of New York are hereinafter referred to individually as a "Trustee" and collectively as the "Trustees". The following summaries of certain provisions of the Indentures and the debt securities do not purport to be complete and such summaries are subject to, and qualified in their entirety by, the detailed provisions of the applicable Indenture to which reference is hereby made, including the definitions of certain terms used herein. Numerical references in parentheses below are to sections in the applicable Indenture. Wherever particular sections or defined terms of the applicable Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. For a more complete description, prospective investors should consult the Indentures. The Indentures have been filed as exhibits to the registration statement. The Indentures are substantially identical, except for the provisions relating to subordination and certain covenants. See "Subordinated Debt" and "Certain Covenants of the Corporation". The debt securities offered by this prospectus and the related Prospectus Supplement are referred to herein as the "Offered Debt Securities".

General

        Neither of the Indentures limits the amount of the debt securities, debentures, notes or other evidences of indebtedness that may be issued by the Corporation or any of its subsidiaries under the Indentures or otherwise. The Corporation may, from time to time, issue debt instruments and incur additional indebtedness other than through the issuance of debt securities pursuant to this prospectus.

        The Indentures provide that debt securities may be created and issued from time to time in one or more series and may be denominated and payable in U.S. dollars or any other currency. Special Canadian and U.S. federal income tax considerations applicable to any of the debt securities denominated in a currency other than U.S. dollars will be described in the Prospectus Supplement relating to any offering of debt securities denominated in a currency other than U.S. dollars. Unless otherwise indicated in a Prospectus Supplement, the debt securities will be unsecured obligations. The debt securities offered pursuant to this prospectus will be issued in an aggregate initial offering price of up to US$4,000,000,000 or the equivalent in other currencies. The Indentures also permit the Corporation to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount. Reference must be made to the Prospectus Supplement for specific terms of and information relating to the Offered Debt Securities (to the extent such terms are applicable to such debt securities) including the following:

  (1)
  classification as Unsubordinated Debt Securities or Subordinated Debt Securities, the specific designation, aggregate principal amount, purchase price and denominations, if other than US$1,000;

  (2)
  any date of maturity;

  (3)
  interest rate or rates (whether fixed or variable) at which the debt securities will bear interest, if any, or the method by which such rate or rates will be determined and the date or dates from which such interest will accrue;

  (4)
  the date or dates, or the method by which such date or dates will be determined or extended, on which principal of and premium and interest on the debt securities will be payable, if any;

  (5)
  the place or places, if any, other than or in addition to the Borough of Manhattan, The City of New York, where the principal of, premium, if any, and interest, if any, on the Offered Debt Securities will be payable;

  (6)
  any redemption, repayment or sinking fund provisions;

  (7)
  any applicable United States federal income tax consequences, including whether and under what circumstances the Corporation will pay additional amounts on Offered Debt Securities held by a person who is not a United States person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Corporation will have the option to redeem such Offered Debt Securities rather than pay such additional amounts;

  (8)
  the portion of the principal amount of the Offered Debt Securities, if other than the principal amount thereof, payable upon acceleration of the maturity thereof;

  (9)
  if other than United States dollars, the Currency (as defined below) in which payment of the principal of or interest, if any, on the Offered Debt Securities shall be payable or in which the Offered Debt Securities shall be denominated and the particular provisions applicable thereto;

  (10)
  any index formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the debt securities;

  (11)
  if the debt securities may be issued bearing no interest or at a discount below their stated principal amount;

  (12)
  whether the debt securities will be issuable in the form of one or more global debt securities and, if so, the identity of the depository for the global debt securities;

  (13)
  whether and under what circumstances the debt securities will be convertible into or exchangeable for other securities of the Corporation or securities of other entities;

  (14)
  whether the principal of and interest, if any, on the Offered Debt Securities are to be payable in a Currency other than that in which such Offered Debt Securities are denominated or stated to be payable, and other information, including the method of calculating the applicable exchange rate, related thereto; and

  (15)
  any other specific terms, conditions, rights and preferences (or limitations on such rights or preferences) of the Offered Debt Securities, including any additional events of default or covenants provided for with respect to such debt securities, and any terms which may be required by or advisable under applicable laws or regulations.

        "Currency" means any currency or currencies, composite currency or currency unit or units, issued by the government of one or more countries or by any recognized confederation or association of such governments.

        Debt securities will bear interest at a fixed rate ("Fixed Rate Security") or a floating rate ("Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant Prospectus Supplement.

        The Indentures provide that all accounting terms not specifically defined therein are to be construed in accordance with accounting principles as are generally accepted in Canada ("GAAP") at the time of computation.

Global Securities

        Unless otherwise indicated in an applicable Prospectus Supplement, the debt securities of a series may be issued in the form of one or more fully registered global debt securities ("Registered Global Security") that will be deposited with The Depository Trust Company (the "Depositary") or with a nominee for the Depositary identified in the Prospectus Supplement relating to such series. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Securities. Unless and until it is exchanged for debt securities in definitive registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

        The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the Prospectus Supplement relating to such series. The Corporation anticipates that the following provisions will apply to all depositary arrangements.

        Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by such Registered Global Security to the accounts of persons that have accounts with such Depositary ("participants"). The accounts to be credited shall be designated by any underwriters, dealers or agents participating in the distribution of such debt securities. Ownership of beneficial interests in a Registered Global Security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants).

        So long as the Depositary for a Registered Global Security, or its nominee, is the registered owner of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the applicable Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the applicable Indenture.

        Principal, premium, if any, and interest payments on debt securities represented by a Registered Global Security registered in the name of the Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of the Corporation, the Trustee or any paying agent for such debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

        The Corporation expects that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium or interest, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Registered Global Security as shown on the records of such Depositary. The Corporation also expects that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with the securities held for the accounts of customers registered in "street names" and will be the responsibility of such participants. Under the terms of the Indentures, the Corporation and the Trustees will treat the persons in whose names the debt securities are registered as the owners of such debt securities for the purpose of receiving payments of principal, premium, if any, and interest on the debt securities and for all other purposes whatsoever. Therefore, neither the Corporation, the Trustees nor any paying agents has any direct responsibility or liability for the payment of principal, premium, if any, or interest on the debt securities to owners of beneficial interests in a Registered Global Security.

        If the Depositary for any debt securities represented by a Registered Global Security is at any time unwilling or unable to continue as the Depositary and a successor Depositary is not appointed by the Corporation within 90 days, the Corporation will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, the Corporation may at any time and in its sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for the Registered Global Security or Registered Global Securities representing such debt securities. In either instance, an owner of a beneficial interest in a Registered Global Security will be entitled to have debt securities equal in principal amount to such beneficial interest registered in its name and will be entitled to physical delivery of such debt securities in definitive form.

Unsubordinated Debt

        The Unsubordinated Debt Securities that will constitute part of the unsubordinated debt of the Corporation will be issued under the Debt Indenture and will rank pari passu with all other unsecured and unsubordinated debt of the Corporation except for claims preferred by operation of law.

Subordinated Debt

        The Subordinated Debt Securities that will constitute part of the subordinated debt of the Corporation will be issued under the Subordinated Debt Indenture and will be subordinate and junior in right of payment, to the extent and in the manner set forth in the Subordinated Debt Indenture, to all Senior Indebtedness of the Corporation. The Subordinated Debt Indenture defines "Senior

Indebtedness" as obligations (other than non-recourse obligations, the Subordinated Debt Securities or any other obligations specifically designated as being subordinate in right of payment to Senior Indebtedness) of, or guaranteed or assumed by, the Corporation for borrowed money or evidenced by bonds, debentures, notes or other similar instruments, and amendments, renewals, extensions, modifications and refundings of any such indebtedness or obligation, including, but not limited to, obligations of the Corporation under the Canadian Trust Indenture (as defined below). (Subordinated Debt Indenture, Section 1.1)

        In the event (a) of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings in respect of the Corporation or a substantial part of its property or (b) that (i) a default shall have occurred with respect to the payment of principal of (and premium, if any) or any interest on or other monetary amounts due and payable on any Senior Indebtedness or (ii) there shall have occurred an event of default (other than a default in the payment of principal (or premium, if any) or interest, or other monetary amounts due and payable) with respect to any Senior Indebtedness, as defined therein or in the instrument under which the same is outstanding, permitting the holder or holders thereof to accelerate the maturity thereof (with notice or lapse of time, or both) and such event of default shall have continued beyond the period of grace, if any, in respect thereof, and such default or event of default shall not have been cured or waived or shall not have ceased to exist, or (c) that the principal of and accrued interest on the Subordinated Debt Securities shall have been declared due and payable upon an Event of Default pursuant to Section 5.1 of the Subordinated Debt Indenture and such declaration shall not have been rescinded and annulled as provided therein, then in any such case the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount unpaid thereon, or provisions shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive a payment on account of the principal of (and premium, if any) or any interest on the indebtedness evidenced by such Subordinated Debt Securities. (Subordinated Debt Indenture, Section 13.1) If this prospectus is being delivered in connection with a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated herein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

Certain Covenants of the Corporation

        Merger, Consolidation, Sale, Lease or Conveyance.    Each Indenture provides that the Corporation will not merge, amalgamate or consolidate with any other person and will not sell, lease or convey all or substantially all its assets to any person, unless the Corporation shall be the continuing corporation, or unless the successor corporation or person that acquires all or substantially all the assets of the Corporation shall expressly assume all of the covenants to be performed and conditions to be observed by the Corporation under the Indenture, and unless immediately after such merger, amalgamation, consolidation, sale, lease or conveyance, the Corporation, such person or such successor corporation shall not be in default in the performance of the covenants and conditions of such Indenture to be performed or observed by the Corporation. (Section 9.1)

        This covenant would not apply to a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction unless such transactions or change of control were structured to include a merger, amalgamation or consolidation or sale, lease or conveyance of all or substantially all of the assets of the Corporation. Except as may be included in a supplemental indenture applicable to a specific series of debt securities and as may be described in a Prospectus Supplement applicable to such debt securities, there are no covenants or other provisions in the Indentures providing for a put or increased interest or otherwise that would afford holders of debt securities additional protection in the event of a recapitalization transaction, a change of control of the Corporation, a transaction with management or management affiliates or a highly leveraged transaction.

        Limitations on Liens, Ownership of Subsidiaries and Certain Other Transactions.    The Debt Indenture for the Unsubordinated Debt Securities provides that, so long as any Unsubordinated Debt Securities remain outstanding:

  (1)
  the Corporation will not, nor will it permit any Designated Subsidiary (as defined below) to, in any way encumber any of its assets to secure any obligations unless at the same time all Unsubordinated Debt Securities shall be secured equally and ratably with such obligations; provided that this covenant does not apply to nor operate to prevent, among other things (a) any security given in the ordinary course of business to any bank or banks to secure any Indebtedness (as defined below) payable on demand or maturing (including any right of extension or renewal) within 24 months after the date such Indebtedness is incurred or the date of any renewal or extension thereof, (b) the giving or assumption of security for any Purchase Money Obligation (as defined below), (c) certain permitted liens specified in the Debt Indenture or (d) any liens of a nature similar to the permitted liens specified in the Debt Indenture which do not secure Indebtedness of, or Indebtedness guaranteed by, the Corporation or any Designated Subsidiary and which do not materially impair the use of the property subject thereto or the operation of the business of the Corporation or such Designated Subsidiary or the value of such property for the purpose of such other business;

  (2)
  the Corporation will not create, assume or otherwise incur any Funded Obligations (as defined below) ranking prior to the Unsubordinated Debt Securities;

  (3)
  if the Corporation shall cause the payment of the principal of, premium, if any, or interest on any of its Indebtedness to be subordinated to the prior payment of any other of its Indebtedness it shall in like manner subordinate such payment to the prior payment in full of all of the Unsubordinated Debt Securities outstanding under the Debt Indenture;

  (4)
  the Corporation will at all times hold Voting Shares (as defined below) of each Designated Subsidiary which, together with Voting Shares of such Designated Subsidiary held by other Designated Subsidiaries, are sufficient to entitle such holders to elect at least a majority of the directors of such Designated Subsidiary;

  (5)
  the Corporation will not enter into any agreement providing for the issue or sale of Funded Obligations unless such agreement contains a condition of such issue or sale (which condition can only be waived with the consent of the holders of Unsubordinated Debt Securities expressed by resolution) to the effect that the terms and conditions of the Debt Indenture relating to the creation, assumption or incurring of Funded Obligations shall be complied with at the time of each issue and sale provided for in such agreement;

  (6)
  the Corporation will not permit any Designated Subsidiary to issue any shares of its capital stock except (a) to the Corporation, (b) to the extent, if any, required to qualify directors of a Designated Subsidiary under applicable law, (c) pursuant to obligations to issue shares which exist prior to the date when such Designated Subsidiary became a subsidiary or (d) to the extent issued to other shareholders of such Designated Subsidiary if after giving effect to such issue the pro rata aggregate ownership interest of the Corporation and any other Designated Subsidiaries in the capital stock of such Designated Subsidiary and the Corporation's direct and indirect pro rata voting rights, pro rata interest in shareholders' equity, and pro rata rights to participate in earnings of such Designated Subsidiary are not reduced; and

  (7)
  the Corporation will not, and will not permit any Designated Subsidiary to, sell or dispose of any shares of capital stock or Indebtedness of any Designated Subsidiary to any person other than the Corporation or another Designated Subsidiary unless all shares of capital stock and Indebtedness of such Designated Subsidiary then held by the Corporation and any of its Subsidiaries (together with all shares of capital stock and Indebtedness of the Corporation and other Designated Subsidiaries then held by such Designated Subsidiary) are being sold or disposed of at such time to a subsidiary of the Corporation for cash at fair value determined by an Independent Appraiser or to persons other than any of the Corporation's Subsidiaries. (Debt Indenture, Section 3.6)

Certain Definitions

        "Canadian Trust Indenture" means the trust indenture dated as of June 15, 1970, as amended and supplemented from time to time, between the Corporation and Computershare Trust Company of Canada, as trustee, relating to the issue of unsecured debentures.

        "Designated Subsidiary" means: (a) any subsidiary which (i) is engaged in or proposes to engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil or gas properties and interests therein; and (ii) shall have been designated by the board of directors of the Corporation as a "restricted subsidiary" under the Deed of Trust and Mortgage dated as of January 1, 1957, as amended and supplemented from time to time, on or prior to the date such subsidiary became a subsidiary or, in the case of a corporation which was a subsidiary at March 1, 1964, on or prior to the first date thereafter on which the Corporation shall make an additional Investment (as defined in the Debt Indenture) in such subsidiary; or (b) any subsidiary that (i) is chiefly engaged in or proposed to chiefly engage in the business of producing, gathering, processing, storing, manufacturing, compressing, liquefying, selling, transporting, transmitting, distributing or supplying natural, manufactured or mixed gas or extracts therefrom, in gaseous, liquefied or other form, for light, heat, cold, fuel or other purposes, or in the business of acquiring, owning, exploring, developing, dealing in, selling or otherwise disposing of oil or gas, or any products thereof, or oil and gas properties and interests therein or (ii) is a Financial Intermediary (as defined below) and, in the case of both (b)(i) and (ii), does not at the time of designation have outstanding any Funded Obligations (other than those held by the Corporation or its Designated Subsidiaries) which were issued after the date such Designated Subsidiary became a subsidiary and of which there is owned by the Corporation and/or its Designated Subsidiaries Voting Shares which, in the aggregate, entitle the holders thereof to elect at least a majority of the directors of such first mentioned corporation; or (c) TCPL Finance N.V.; or (d) TransCan Investments Limited; and (e) each subsidiary of the Corporation which is classified as a "Designated Subsidiary" under the Canadian Trust Indenture and, in the case of clauses (a), (b), (c) and (d), which shall have been designated from time to time by resolution of the board of directors of the Corporation as a Designated Subsidiary, provided that any designation pursuant to clauses (a), (b), (c) and (d) or classification as a Designated Subsidiary pursuant to clause (e) may be revoked from time to time by further resolution of the board of directors of the Corporation if certain specified conditions are met.

        "Financial Intermediary" means a subsidiary which is chiefly engaged in or proposes chiefly to engage in the business of or whose principal activity or undertaking is or will be: (a) the holding, directly or indirectly, of any securities of any corporation or entity in which the Corporation also has an ownership interest of any kind or (b) the entering into and maintaining of relations or arrangements, whether contractual or otherwise, with any such corporation or entity for the purpose of facilitating financial transactions with such corporation or entity.

        "Funded Obligations" means all Indebtedness of the obligor or Indebtedness of others upon which the obligor customarily pays interest charges, other than (a) Indebtedness which is payable on demand and (b) Indebtedness which matures by its terms, or which the obligor has the right at its option to renew or extend to a date, 24 months or less after the date of its incurrence by the obligor or the date on which the obligor commenced to pay interest charges thereon.

        "Indebtedness", as to any corporation, means and includes, without duplication: (a) all items of indebtedness or liability which in accordance with GAAP would be considered to be direct indebtedness or liabilities of such person as at the date as of which indebtedness is to be determined; (b) the full amount of all liabilities of others for the repayment, either in money or in property, of borrowed money, guaranteed or endorsed (otherwise than for purposes of collection) by such person, or which such person is obligated, contingently or otherwise, to purchase, or on which such person is otherwise contingently liable; and (c) liabilities secured by purchase money mortgages on property owned by such person or by mortgages or liens existing on such property at the time of acquisition thereof by such person or by conditional sales or other title retention agreements with respect to any such property, whether or not such liabilities shall have been assumed by such person.

        "Purchase Money Obligation" means any Indebtedness created or assumed as part of the purchase price of real or tangible personal property, whether or not secured, and any extensions, renewals or refundings of any such Indebtedness, provided that the principal amount of such Indebtedness outstanding on the date of such extension, renewal or refunding is not increased, and provided further that any security given in respect of such Indebtedness shall not extend to any property other than the property acquired in connection with which such Indebtedness was created or assumed and fixed improvements, if any, erected or constructed thereon.

        "Voting Shares" means shares of capital stock of any class of a corporation having under all circumstances the right to vote for the election of the directors of such corporation, provided that, for the purpose of this definition, shares which only carry the right to vote conditionally on the happening of an event shall not be considered Voting Shares whether or not such event shall have happened.

Events of Default

        An Event of Default is defined under each Indenture with respect to debt securities of any series issued under such Indenture as being:

  (1)
  a default in payment of any principal of, and premium, if any, on the debt securities of such series, either at maturity (or upon any redemption), by declaration or otherwise;

  (2)
  a default for 30 days in payment of any interest on any debt securities of such series;

  (3)
  a default for 60 days after written notice in the observance or performance of any other covenant or agreement in the debt securities of such series or such Indenture other than a covenant included in such Indenture solely for the benefit of a series of debt securities other than such series;

  (4)
  certain events of bankruptcy, insolvency or reorganization;

  (5)
  failure by the Corporation to make any payment at maturity, including any applicable grace period, in respect of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 and continuance of such failure for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture;

  (6)
  a default with respect to any Indebtedness, which default results in the acceleration of any issue of Indebtedness in an aggregate amount in excess of US$50,000,000 without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled for a period of 30 days after written notice thereof to the Corporation by the Trustee, or to the Corporation and the Trustee by the holders of not less than 25% in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture; or

  (7)
  any event of default provided with respect to that series,

provided that if any such failure, default or acceleration referred to in clause (5) or (6) above shall cease or be cured, waived, rescinded or annulled, then the Event of Default by reason thereof shall be deemed likewise to have been thereupon cured. (Section 5.1)

        Each Indenture provides that: (a) if an Event of Default due to the default in payment of principal of, premium, if any, or interest on any series of debt securities issued under such Indenture or due to the default in the performance or breach of any other covenant or warranty of the Corporation applicable to the debt securities of such series but not applicable to all outstanding debt securities issued under such Indenture shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding may then declare the principal of all debt securities of each such affected series and interest accrued thereon to be due and payable immediately; and (b) if an Event of Default due to a default in the performance of any other of the covenants or agreements in such Indenture applicable to all outstanding debt securities issued thereunder and then outstanding, due to the failure to make any payment at maturity on certain other Indebtedness, due to a default on certain other Indebtedness which has caused an acceleration of such Indebtedness or due to certain events of bankruptcy, insolvency and reorganization of the Corporation shall have occurred and be continuing, unless the principal of all the debt securities has already become due and payable, either the Trustee or the holders of not less than 25% in principal amount of all debt securities issued under such Indenture and then outstanding (treated as one class) may declare the principal of, and premium, if any, on all such debt securities and interest accrued thereon to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults may be waived (except a continuing default in payment of principal of (or premium, if any) or interest on such debt securities) by the holders of a majority in principal amount of the debt securities of all such affected series then outstanding. (Section 5.1)

        Each Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during a default to act with the required standard of care, to be indemnified by the holders of debt securities (treated as one class) issued under such Indenture before proceeding to exercise any right or power under such Indenture at the request of such holders. (Section 6.1) Subject to such provisions in each Indenture for the indemnification of the Trustee and certain other limitations, the holders of a majority in principal amount of the outstanding debt securities (treated as one class) issued under such Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee. (Section 5.8)

        Under the United States Trust Indenture Act of 1939, the Trustee is required to give to the holders of debt securities, within 90 days after the occurrence of a default, notice of all defaults known to the Trustee. Except in the case of a default in the payment of principal of (or premium, if any) or interest on any debt securities, the Trustee shall be protected in the withholding of such notice if it determines in good faith that the withholding of such notice is in the interest of the holders of the debt securities.

        Each Indenture provides that no holder of debt securities issued under such Indenture may institute any action against the Corporation under such Indenture (except actions for payment of overdue principal and premium, if any, or interest) unless such holder previously shall have given to the Trustee written notice of default and continuance thereof and unless the holders of not less than 25% in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee such indemnity as it may reasonably require, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received direction inconsistent with such written request by the holders of a majority in principal amount of the debt securities of each affected series (treated as one class) issued under such Indenture and then outstanding. (Sections 5.6 and 5.8)

        Notwithstanding the foregoing, the right of any holder of a debt security to receive payment of the principal of and interest on such debt security on or after the respective due dates thereof and to institute suit for the enforcement of such payment on or after such respective dates shall not be impaired or affected without the consent of such holder. (Section 5.12)

        Each Indenture contains a covenant that the Corporation will file annually with the Trustee a certificate with respect to the Corporation's compliance with all covenants and conditions under such Indenture. (Section 3.5)

Discharge, Defeasance and Covenant Defeasance

        The Corporation can discharge or defease its obligations under each Indenture as set forth below. (Section 10.1)

        The Corporation may discharge certain obligations to holders of any series of debt securities issued under such Indenture (a) if the Corporation pays the principal of and interest on all the outstanding debt securities of any series as and when the same shall have become due and payable, or (b) if the Corporation delivers to the Trustee for cancellation all debt securities of any series theretofore authenticated, or (c) in the case of any series of debt securities where the exact amount of principal of and interest due on which can be determined at the time of making the deposit referred to in clause (ii) below, if (i) all the debt securities of such series not theretofore delivered to the Trustee for cancellation have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and (ii) the Corporation irrevocably deposits with the Trustee as trust funds cash (in such Currency in which such debt securities are payable at their stated maturity) (other than moneys repaid by the Trustee or any paying agent to the Corporation), or Government Obligations (as defined in such Indenture) applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series; and if, in any such case, the Corporation pays all other sums payable under the Indenture by the Corporation.

        The Corporation may also discharge any and all of its obligations to holders of any series of debt securities issued under an Indenture at any time ("defeasance") upon compliance with conditions discussed below if the exact amounts of principal and interest due on such debt securities can be determined, with the exception of its duty to register the transfer or exchange of such series of debt securities, to replace any mutilated, destroyed, lost or stolen series of debt securities or to maintain an office or agency in respect of such series of debt securities. Under terms reasonably satisfactory to the relevant Trustee, the Corporation may instead be released with respect to any outstanding series of debt securities issued under the relevant Indenture from the obligations imposed by Sections 3.6 and 9.1, in the case of the Debt Indenture, and Section 9.1, in the case of the Subordinated Debt Indenture (which Sections contain the covenants described above under "Certain Covenants of the Corporation"), and omit to comply with such Sections without creating an Event of Default ("covenant defeasance"). Defeasance or covenant defeasance may be effected only if, among other things:

  (1)
  the Corporation irrevocably deposits with the Trustee, as trust funds specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities, cash (in such Currency, in which such debt securities are specified as payable at their stated

    maturity) or Government Obligations applicable to such debt securities (determined on the basis of the Currency in which such debt securities are then specified as payable at their stated maturity), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof in an amount certified by a nationally recognized firm of independent public or chartered accountants to be sufficient to pay at maturity (or upon redemption or pursuant to mandatory sinking fund payments) the principal of, premium, if any, and interest on all outstanding debt securities of such series issued under such Indenture;

  (2)
  such deposit will not result in breach or violation of, or constitute a default under, any agreement or instrument to which the Corporation is a party or by which it is bound;

  (3)
  the Corporation delivers to the relevant Trustee an opinion of counsel to the effect that the holders of such series of debt securities will not recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance or covenant defeasance and that defeasance or covenant defeasance will not otherwise alter such holders' United States federal income tax treatment of principal, premium, if any, and interest payments on such series of debt securities (in the case of a defeasance, such opinion must be based on a ruling of the Internal Revenue Service or a change in the United States federal income tax law occurring after the date of such Indenture, since such a result would not occur under current tax law);

  (4)
  the Corporation delivers to the relevant Trustee an opinion of Canadian counsel to the effect that such deposit and related defeasance or covenant defeasance, as the case may be, will not cause the holders of such series of debt securities, other than holders of such series of debt securities who are or who are deemed to be residents of Canada or use or hold or are deemed to use or hold their debt securities of such series in carrying on a business in Canada, to recognize income, gain or loss for Canadian income tax purposes, and to the effect that payments out of the trust fund described above will be free and exempt from any and all withholding and other income taxes of whatever nature of Canada or any province thereof or political subdivision thereof or therein having power to tax, except in the case of debt securities of such series beneficially owned (a) by a person who is or is deemed to be a resident of Canada or (b) by a person who uses or holds or is deemed to use or hold such series of debt securities in carrying on a business in Canada; and

  (5)
  in the case of the Subordinated Debt Indenture (a) no event or condition shall exist that, pursuant to certain provisions described under "Subordinated Debt" above, would prevent the Corporation from making payments of principal of, and premium, if any, and interest on the Subordinated Debt Securities at the date of the irrevocable deposit referred to above and (b) the Corporation delivers to the Trustee for the Subordinated Debt Indenture an opinion of counsel to the effect that (i) the trust funds will not be subject to any rights of holders of Senior Indebtedness and (ii) the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; provided however, that such opinion may contain an exception to the effect that if a court were to rule under any such law in any case or proceeding that the trust funds remained property of the Corporation, then the Trustee and the holders of the Subordinated Debt Securities would be entitled to certain rights as secured creditors in such trust funds.

Modification and Waiver

        Each Indenture provides that the Corporation and the Trustee may enter into supplemental indentures without the consent of the holders of debt securities to: (a) secure any debt securities; (b) evidence the succession of another corporation to the Corporation, or successive successions, and the assumption by the successor corporation of the obligations of the Corporation; (c) add covenants for the benefit of the holders of debt securities; (d) cure any ambiguity or correct any inconsistency in such Indenture; (e) establish the form or terms of debt securities of any series; (f) evidence the acceptance of appointment by a successor trustee under the Indenture with respect to one or more series of debt securities and provide for or facilitate the administration of one or more trusts under the Indenture by one or more trustees; and (g) provide for or facilitate the issuance of debt securities in bearer form or provide for uncertificated securities. (Section 8.1).

        Each Indenture also contains provisions permitting the Corporation and the Trustee, with the consent of the holders of not less than a majority in principal amount of debt securities of each series issued under such Indenture then outstanding and affected, to add any provisions to, or change in any manner or eliminate any of the provisions of, such Indenture or modify in any manner the rights of the holders of the debt securities of each series so affected; provided that the Corporation and the Trustee may not, without the consent of the holder of each outstanding debt security affected thereby, (a) extend the stated maturity of the principal of any debt security, or reduce the principal amount thereof or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or change the place at which or currency in which principal and interest payments are to be made, or reduce the amount of any original issue discount security payable upon acceleration or provable in bankruptcy or impair the right to institute suit for the enforcement of any payment on any debt security when due or (b) reduce the aforesaid percentage in principal amount of debt securities of any series issued under such Indenture, the consent of the holders of which is required for any such modification. (Section 8.2).

        The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive, insofar as that series is concerned, compliance by the Corporation with certain restrictive provisions of the Indentures. The holders of a majority in principal amount of outstanding debt securities of any series may waive any past default under the Indentures with respect to that series, except in respect of a provision which under the Indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of that series (including a default in the payment of the principal of (or premium, if any) and interest, if any, on any debt security of that series). (Section 5.9).

        The Subordinated Debt Indenture may not be amended to alter the subordination of any outstanding Subordinated Debt Securities without the consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. (Subordinated Debt Indenture, Section 8.6).

Consent to Jurisdiction and Service

        Each Indenture provides that the Corporation agrees that any legal suit, action or proceeding brought by the applicable Trustee or any holder of debt securities issued under such Indenture in connection with such debt securities or such Indenture may be instituted in any State or Federal court in The City of New York and the Corporation has appointed CT Corporation System at 111 Eighth Avenue, 13th Floor., New York, NY 10011 as its authorized agent for service of process in any such suit, action or proceeding. (Section 11.12).

Concerning a Trustee

        The Bank of Nova Scotia, the parent of The Bank of Nova Scotia Trust Company of New York, is one of a number of financial institutions with which the Corporation and its subsidiaries maintain ordinary banking relationships and with which the Corporation and its subsidiaries maintain credit facilities.

Governing Law

        The Indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

PLAN OF DISTRIBUTION

        The Corporation may offer and sell the debt securities to or through underwriters or dealers purchasing as principals, and also may sell the debt securities to one or more purchasers directly or through agents. The distribution of the debt securities may be effected from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the debt securities may be offered at market prices prevailing at the time of sale or at prices related to such prevailing market prices or at prices to be negotiated with purchasers, in which case the compensation payable to any underwriter, dealer or agent in connection with any such sale will be the amount, if any, by which the aggregate price paid for the debt securities by the purchasers exceeds the gross proceeds paid by the underwriter, dealer or agent to the Corporation and the price at which the debt securities will be offered and sold may vary as between purchasers during the distribution period.

        The Prospectus Supplement relating to each offering of debt securities will identify each underwriter, dealer or agent, as the case may be, and will also set forth the terms of the offering, including the type of security being offered, the public offering price (or the manner of determination thereof if offered on a non-fixed price basis), the proceeds to the Corporation and any underwriting fees or commissions, any fees or commissions to be paid to any agents and any fees, commissions or concessions allowed or reallowed or paid by any underwriters to other dealers. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the debt securities offered thereby.

        If underwriters purchase debt securities as principal, the debt securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase those debt securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the debt securities offered by the Prospectus Supplement if any of such debt securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time. The Prospectus Supplement will also set forth the intention of any underwriters, agents or dealers to engage in stabilizing, to syndicate short covering transactions or penalty bids, or to undertake any other transactions during the offering that may stabilize, maintain, or otherwise affect the debt securities' price.

        Under agreements which may be entered into by the Corporation, underwriters, dealers and agents who participate in the distribution of the debt securities may be entitled to indemnification by the Corporation against certain liabilities, including liabilities under the Securities Act or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

        The debt securities may be offered and sold by the Corporation directly or through agents designated by the Corporation from time to time. Any agent participating in the distribution of the debt securities may be deemed to be an "underwriter", as that term is defined in the Securities Act, of the debt securities so offered and sold. The debt securities also may be sold to dealers at the applicable price to the public set forth in the applicable Prospectus Supplement for resale to purchasers. Such dealers may be deemed to be "underwriters" within the meaning of the Securities Act.

        Each underwriter, dealer or agent participating in a distribution of the debt securities must agree that it will not offer or sell, directly or indirectly, any of the debt securities acquired by it in connection with a distribution in Canada or to residents of Canada.

        Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of the debt securities will be a new issue of securities with no established trading market and will not be listed on any securities or stock exchange. The applicable Prospectus supplement may set forth the intention of any underwriter or agent who participates in the distribution of the debt securities to over-allot or effect transactions which stabilize, maintain, or otherwise affect the offered debt security's price at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time without notice. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and may interrupt or discontinue any market making at any time without notice. No assurance can be given that a trading market in any of the debt securities will develop or as to the liquidity of any trading market for such debt securities.

        If so indicated in the Prospectus Supplement relating to a particular offering of debt securities, the Corporation will authorize underwriters, dealers or agents to solicit offers by certain institutions to purchase such debt securities from the Corporation pursuant to delayed delivery contracts providing for payment and delivery at a future date. Such contracts will be subject only to those conditions set forth in the Prospectus Supplement, and the Prospectus Supplement will set forth the commission payable for solicitations of such contracts.

TRADING PRICE AND VOLUME

        The Corporation's Series U Preferred Shares and Series Y Preferred Shares are listed on the Toronto Stock Exchange ("TSX") under the symbols "TCA.PR.X" and "TCA.PR.Y", respectively. The following table sets forth the reported monthly high, low and closing trading prices and monthly trading volumes of the Series U Preferred Shares and the Series Y Preferred Shares on the TSX for the period from October 2010 to November 11, 2011.

	Series U Preferred Shares				Series Y Preferred Shares
	Share Price Trading Range				Share Price Trading Range
	High	Low	Close	Volume	High	Low	Close	Volume
	($ per share)				($ per share)
2010
October	50.60	49.72	50.31	33,895	50.39	49.80	50.08	33,761
November	50.96	50.12	50.60	36,146	51.00	50.20	50.40	27,331
December	51.06	49.72	49.98	52,579	50.74	49.03	49.90	49,336
2011
January	50.60	49.78	50.38	65,989	50.80	49.50	50.60	93,867
February	50.65	50.01	50.29	157,372	51.00	50.10	50.30	187,789
March	50.60	49.82	49.91	164,677	50.61	49.80	49.91	157,497
April	50.35	49.95	50.24	127,788	50.44	49.95	50.25	92,921
May	50.94	50.04	50.52	44,395	50.79	49.96	50.63	69,084
June	51.06	50.04	50.29	70,166	51.11	49.93	50.10	50,688
July	50.65	50.04	50.42	56,925	50.74	50.01	50.12	52,823
August	51.79	50.25	51.06	64,190	51.99	50.30	51.31	72,989
September	52.21	50.87	51.05	35,488	53.27	50.90	51.39	41,283
October	52.49	50.65	52.33	38,222	52.59	51.01	52.16	35,562
November 1-11	53.20	50.00	52.25	17,792	53.34	52.25	52.62	17,913

 ENFORCEABILITY OF CIVIL LIABILITIES

        The Corporation is a corporation incorporated under and governed by the Canada Business Corporations Act. Some of the directors and officers of the Corporation, and some of the experts named in this prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of the Corporation's assets, are located outside the United States. The Corporation has appointed an agent for service of process in the United States, but it may be difficult for holders of debt securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of debt securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon the Corporation's civil liability and the civil liability of the directors and officers of the Corporation and experts under United States federal securities laws.

        The Corporation has been advised by its Canadian counsel, Blake, Cassels & Graydon LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Corporation has also been advised by Blake, Cassels & Graydon LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

        The Corporation filed with the SEC, concurrently with its registration statement on Form F-9, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Corporation appointed TransCanada PipeLine USA Ltd. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Corporation in a United States court arising out of or related to or concerning an offering of securities under this prospectus.

CERTAIN INCOME TAX CONSIDERATIONS

        The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor who is a non-resident of Canada acquiring any debt securities offered thereunder, including whether payments of principal, premium, if any, and interest on debt securities will be subject to Canadian non-resident withholding tax.

        The applicable Prospectus Supplement will also describe certain United States federal income tax consequences of the purchase, ownership and disposition of any debt securities offered thereunder by an investor who is a United States person (within the meaning of the United States Internal Revenue Code), including, to the extent applicable, any such consequences relating to debt securities payable in a currency other than the United States dollar, issued at an original issue discount for United States federal income tax purposes or containing early redemption provisions or other special items.

RISK FACTORS

        Investment in debt securities is subject to various risks including those risks inherent in the pipeline, energy and gas storage industries. Prospective purchasers should consider carefully the risk factors contained in and incorporated by reference in this prospectus (including in subsequently filed documents incorporated by reference) and those described in a Prospectus Supplement relating to a specific offering of debt securities.

        Discussions of certain risk factors affecting the Corporation in connection with its business are provided in the Corporation's annual and interim disclosure documents filed with the various securities regulatory authorities, which are incorporated by reference in this prospectus.

Risks Relating to the Unsecured Nature of the Debt Securities

        The debt securities will be unsecured debt of the Corporation and will be effectively subordinated to all existing and future secured debt of the Corporation, to the extent of the assets securing such debt. If the Corporation is involved in any bankruptcy, dissolution, liquidation or reorganization, the secured debt holders would be paid before the holders of debt securities receive any amounts due under the debt securities to the extent of the value of the assets securing the secured debt. In that event, a holder of debt securities may not be able to recover any principal or interest due to it under the debt securities.

Structural Subordination

        The debt securities will not be guaranteed by any subsidiaries of the Corporation. Therefore, the debt securities will be effectively subordinated to all existing and future liabilities of the Corporation's subsidiaries. The creditors of those subsidiaries will have the right to be paid before payment on the debt securities from any cash received or held by those subsidiaries. In the event of any bankruptcy, dissolution, liquidation or reorganization of one of those subsidiaries, following payment by the subsidiary of its liabilities, the subsidiary may not have sufficient assets to make payments to the Corporation in its capacity as an equityholder of such subsidiary.

Liquidity Risk

        The Corporation does not intend to list the debt securities on any stock exchange and there can be no assurance that there will be a secondary market for or liquidity in the debt securities. This may affect the pricing of the debt securities in the secondary market, the transparency and availability of trading prices, the liquidity of the debt securities, and the extent of issuer regulation. Any underwriters or agents to or through whom the debt securities are sold by the Corporation for public offering and sale may make a market in the debt securities, but such underwriters or agents will not be obligated to do so and there can be no assurance that any underwriter or agent will undertake any market making activities in respect of the debt securities.

Interest Rate Risks

        Prevailing interest rates will affect the market price or value of the debt securities. The market price or value of the debt securities may decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

Credit Ratings May Not Reflect All Risks of an Investment in the Debt Securities and May Change

        Credit ratings may not reflect all risks associated with an investment in the debt securities. Any credit ratings applied to the debt securities are an assessment of the Corporation's ability to pay its obligations. Consequently, real or anticipated changes in the credit ratings will generally affect the market value of the debt securities. The credit ratings, however, may not reflect the potential impact of risks related to structure, market or other factors discussed herein on the value of the debt securities. There is no assurance that any credit rating assigned to the debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency.

Financial Covenants

        No assurance can be provided that the adoption of U.S. GAAP will not adversely affect the Corporation's reported financial measures, which in turn could adversely affect the Corporation's ability to satisfy the financial covenants provided pursuant to the Corporation's credit facilities or other debt instruments.

 LEGAL MATTERS

        Certain matters relating to the issue and sale of the debt securities will be passed upon on behalf of the Corporation by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Mayer Brown LLP, as to matters of United States law. As to matters of Canadian law, Mayer Brown LLP will rely upon the opinion of Blake, Cassels & Graydon LLP.

EXPERTS

        The consolidated financial statements of the Corporation as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 and the audited related supplemental note entitled "Reconciliation to United States GAAP" as at December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INTEREST OF EXPERTS

        As at the date of this prospectus, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Mayer Brown LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation or of TransCanada Corporation, the Corporation's parent holding company. In connection with the audit of the Corporation's annual financial statements for the year ended December 31, 2010, KPMG LLP confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of the U.S. Securities Act of 1933 and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

        The following documents have been or will be filed with the SEC as part of the registration statement of which this prospectus forms a part: the documents referred to under "Documents Incorporated by Reference"; consents of KPMG LLP; consent of Blake, Cassels & Graydon LLP; consent of Mayer Brown LLP; powers of attorney from directors and officers of the Corporation; the Debt Indenture; the Subordinated Debt Indenture; Statement of Eligibility of the Trustee on Form T-1 under the Debt Indenture; and Statement of Eligibility of the Trustee on Form T-1 under the Subordinated Debt Indenture.

U.S.$

TransCanada PipeLines Limited

U.S.$                            % Senior Notes Due 2023

U.S.$                            % Senior Notes Due 2043

PROSPECTUS SUPPLEMENT

October         , 2013

Joint Book-Running Managers
Deutsche Bank Securities	J.P. Morgan

QuickLinks

  Filed pursuant to General Instruction II.K. of Form F-9 File No. 333-177789
TABLE OF CONTENTS
Prospectus
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS
EXCHANGE RATE DATA
FORWARD-LOOKING INFORMATION
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
RISK FACTORS
TRANSCANADA PIPELINES LIMITED
SELECTED CONSOLIDATED FINANCIAL DATA
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF THE NOTES
CERTAIN INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS
INTEREST OF EXPERTS
TABLE OF CONTENTS
FORWARD-LOOKING INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
ABOUT THIS PROSPECTUS
WHERE TO FIND MORE INFORMATION
THE CORPORATION
RECENT DEVELOPMENTS
CONSOLIDATED CAPITALIZATION
USE OF PROCEEDS
EARNINGS COVERAGE
DESCRIPTION OF DEBT SECURITIES
PLAN OF DISTRIBUTION
TRADING PRICE AND VOLUME
ENFORCEABILITY OF CIVIL LIABILITIES
CERTAIN INCOME TAX CONSIDERATIONS
RISK FACTORS
LEGAL MATTERS
EXPERTS
INTEREST OF EXPERTS
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT